     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998.
                                                          REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                               COST-U-LESS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            WASHINGTON                             5331                             91-1615590
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            12410 S.E. 32ND STREET
                          BELLEVUE, WASHINGTON 98005
                                (425) 644-4241
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MICHAEL J. ROSE
                      CHIEF EXECUTIVE OFFICER, PRESIDENT
                           AND CHAIRMAN OF THE BOARD
                               COST-U-LESS, INC.
                            12410 S.E. 32ND STREET
                          BELLEVUE, WASHINGTON 98005
                                (425) 644-4241
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:

                   GREGORY GORDER                                      MICHAEL J. ERICKSON
                   NEAL M. SUGGS                                         LAURA A. BERTIN
                  PERKINS COIE LLP                                 SUMMIT LAW GROUP, P.L.L.C.
           1201 THIRD AVENUE, 40TH FLOOR                       1505 WESTLAKE AVENUE N., SUITE 300
           SEATTLE, WASHINGTON 98101-3099                           SEATTLE, WASHINGTON 98109
                   (206) 583-8888                                        (206) 281-9881

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
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
                                                           PROPOSED
                                              PROPOSED      MAXIMUM
  TITLE OF EACH CLASS                         MAXIMUM      AGGREGATE   AMOUNT OF
  OF SECURITIES TO BE       AMOUNT TO BE   OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
----------------------------------------------------------------------------------
Common Stock, $0.001 par
 value per share........  1,963,222 shares     $10.50     $20,613,831    $6,082

-------------------------------------------------------------------------------
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(1) Includes 240,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 12, 1998

PROSPECTUS

                                1,723,222 SHARES

                             [LOGO OF COST-U-LESS]

                                  COMMON STOCK

  Of the 1,723,222 shares of Common Stock offered hereby (the "Offering"), 1,600,000 shares are being sold by Cost-U-Less, Inc. ("Cost-U-Less" or the "Company") and 123,222 shares are being sold by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. Prior to the Offering, there has been no public market for the Company's Common Stock. It is currently estimated that the initial public offering price will be between $9.50 and $10.50 per share. See "Underwriting" for factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock listed on the Nasdaq National Market under the symbol "CULS."

                                  -----------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             UNDERWRITING
                                               DISCOUNTS                          PROCEEDS TO
                             PRICE TO             AND           PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS (1)     COMPANY (2)    SHAREHOLDERS (2)
-----------------------------------------------------------------------------------------------
Per Share..............        $                 $                 $                 $
-----------------------------------------------------------------------------------------------
Total (3)..............        $                 $                 $                 $
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Excludes a nonaccountable expense allowance payable to Cruttenden Roth Incorporated, representative of the Underwriters (the "Representative"), and the value of a warrant to purchase up to 160,000 shares of Common Stock at an exercise price equal to 120% of the public offering price to be issued to the Representative (the "Representative's Warrant"). The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $920,000 and the Selling Shareholders estimated at $50,000, including the Representative's nonaccountable expense allowance, assuming a public offering price of $10.00 per share.
(3) The Company has granted the Underwriters a 45-day option to purchase up to 240,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting
     Discounts and Commissions, and Proceeds to Company will be $          ,
     $           and $          , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions, including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made on
or about        , 1998, at the offices of the Representative, Irvine,
California.

                                  -----------

                                CRUTTENDEN ROTH
                            I N C O R P O R A T E D

                 THE DATE OF THIS PROSPECTUS IS        , 1998.

INSIDE FRONT COVER:

                              [COST-U-LESS LOGO]

[MAP DEPICTING THE COMPANY'S CURRENT STORES, STORES UNDER CONSTRUCTION, SITES UNDER CONSIDERATION, CORPORATE HEADQUARTERS AND FREIGHT CONSOLIDATION DEPOTS]

CURRENT STORES: Pago Pago, American Samoa; Sonora, California; Dededo, Guam; Tamuning, Guam; Hilo, Hawaii; Kapaa, Kauai, Hawaii; St. Croix, U.S. Virgin Islands; St. Thomas, U.S. Virgin Islands

STORES UNDER CONSTRUCTION: Nadi, Fiji; Suva, Fiji; Curacao, Netherlands
Antillies

SITES UNDER CONSIDERATION: Caribbean - Antigua; Aruba; Barbados; Bahamas; Belize; Bermuda; Dominica; French Guiana; Jamaica; Martinique; St. Lucia; St. Maartin; St. Vincent & The Grenadines; Trinidad & Tobago. South Pacific - New Caledonia; New Zealand; Papua New Guinea; Solomon Islands; Suriname; Tahiti; Tonga; Vanuatu; Western Samoa

CORPORATE HEADQUARTERS: Bellevue, Washington

FREIGHT CONSOLIDATION DEPOTS: Union City, California; Miami, Florida; Auckland, New Zealand

INSIDE GATEFOLD:

[Nine different pictures depicting the Company's:

 .  Fresh Produce Department
 .  Refrigeration Cases
 .  Meat Department
 .  Forklift
 .  Check-out Lanes
 .  Store Interiors (from an aerial view)
 .  Computer Systems
 .  Steel Racking
 .  Store-fronts]


  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

  The Company has applied for federal registration of the mark and the stylized logo "Cost-U-Less." All other trademarks or service marks appearing in this Prospectus are trademarks or service marks of the respective companies that utilize them.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under "Risk Factors." Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Prior to effectiveness of the Offering, the Company expects to effect a 1-for-3.38773 reverse split of its outstanding Common Stock. All share and per share information has been restated to reflect this reverse split.

                                  THE COMPANY

  Cost-U-Less is a leading operator of mid-sized warehouse club-style stores in U.S. territory island markets throughout the Pacific and Caribbean. The Company's seven island stores are located in Hawaii, the U.S. Virgin Islands, Guam and American Samoa. The Company has increased its net sales from $13.5 million in 1991 to $125 million in 1997, thereby achieving a compound annual growth rate of 45%. The Company believes it has developed a proven store concept, as well as effective operating methods and systems, which together provide it certain competitive advantages in pursuing the significant opportunities represented by the many regions that satisfy the Company's criteria for target island markets. By entering new island markets in the Pacific and Caribbean, the Company plans to open at least 26 additional stores within the next four years, including one in each of the last two quarters of fiscal 1998.

  Capitalizing on management's experience in the warehouse club industry, the Company opened its first retail warehouse store in 1989. In 1992, the Company initiated its expansion by opening stores in relatively remote island locations. After experiencing success with its mid-sized store concept, the Company began experimenting in late 1992 with similar stores in various mainland markets while continuing to open stores in island markets. Facing increasing competition from larger discount retailers and warehouse clubs in its mainland markets while continuing to succeed against similar competitors in its island stores, management decided in 1995 to return its focus to its core island markets. In 1996, while further refining its island store concept, enhancing inventory control and management information systems, adjusting its island store product mix to include higher-margin items and local merchandise, and developing a prototype island store design, the Company began the process of closing nearly all its mainland stores. The Company believes it is now well positioned to pursue an aggressive growth strategy focused on accelerating the roll-out of its island stores, starting with two new stores in Fiji for which leases have been signed and site development has begun.

  The warehouse club industry has experienced strong growth in recent years and consumer acceptance of warehouse club stores has been quite high. According to Warehouse Club Focus, an industry research group, the U.S. warehouse club industry achieved compound annual growth rates of 8.4% in retail market share and 13.4% in industry sales from 1988 to 1997, and reached approximately $41.2 billion in total annual sales in 1997. As the industry has grown, retailing methods pioneered by warehouse club operators have been well tested and validated. These methods include emphasizing low overhead by using no-frills shopping environments and volume purchasing, as well as achieving operating efficiencies through limited handling of merchandise and floor-to-ceiling racked shelving. The Company believes that these methods, in combination with its "no membership fee" policy and its localized merchandising strategy, make its warehouse club-style stores strongly appealing to island market consumers, and that additional factors unique to island markets, such as handling significant geographical or logistical challenges and dealing with various governmental or cultural issues, together lead to certain competitive advantages for the Company given its island operations expertise. In addition, the Company believes that traditional large-format warehouse clubs and discount retailers are generally unwilling to adapt their multiunit, continent-based operations to meet the unique characteristics and small populations of island markets. The Company estimates that there are at least 30 Pacific and Caribbean islands that meet or exceed its minimum requirements of 40,000 population and $125 million Gross Domestic Product, and believes these islands represent as many as 90 potential locations for its island concept stores.

  To achieve its anticipated growth, the Company plans to employ a multitier business strategy designed to leverage the Company's core competencies in opening and operating stores in distant and diverse locations, while capitalizing on the inherent features of island markets. Through its past experience with island operations, the Company has (i) developed a cost-effective store prototype designed to endure severe island weather conditions,
(ii) negotiated competitive transportation rates, and (iii) adopted innovative shipping techniques, including use of both cross-dock depots (whereby product is loaded directly from transportation vehicles to Company containers and shipped to Company stores with minimal storage time) and independent distribution facilities. In addition, the Company utilizes modern systems and merchandising techniques often unused by its local competitors, including sophisticated computerized systems, efficient shelving and state-of-the-art refrigeration and air-conditioning equipment, to provide a shopping environment the Company believes is superior to that of its local competition. Moreover, benefiting from its retail operating efficiencies, "no membership fee" policy, and access to volume purchasing discounts, the Company is able to offer attractive consumer value while maintaining strong margins. The Company also sources a meaningful portion of its product selection from local island vendors while deriving the benefits of centralized purchasing. Finally, the Company manages overhead through the use of efficient facilities, controlled operating expenditures and labor that the Company believes is less costly than that generally available in mainland markets.

  In addition to its island-operations expertise, the Company believes that its past success in island markets has also been attributable to a "first-mover" advantage. By opening stores in markets that other warehouse clubs and discount retailers have not yet entered, the Company believes that it will be better able to achieve significant market share and develop name recognition and customer loyalty, thus further discouraging entry by large-format discount competition. Accordingly, the Company's future growth is focused on expanding into relatively untapped markets.

  The Company's principal executive offices are located at 12410 S.E. 32nd Street, Bellevue, Washington 98005, and its telephone number is (425) 644-4241. The Company was incorporated in the state of Hawaii in April 1989 and reincorporated in Washington in January 1994. References to Cost-U-Less and the Company in this Prospectus include the Company and its subsidiaries in Guam, the U.S. Virgin Islands, American Samoa, Nevada, the Republic of Fiji, New Zealand, Netherlands Antilles, and the Republic of Vanuatu.

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

 Common Stock Offered by:
    The Company......................... 1,600,000 shares
    The Selling Shareholders............   123,222 shares
 Common Stock to Be Outstanding After
  the Offering.......................... 3,599,961 shares(1)
 Use of Proceeds........................ Repaying outstanding short-term indebtedness, and funding the
                                         Company's expansion program, working
                                         capital and other general corporate
                                         purposes. See "Use of Proceeds."
 Proposed Nasdaq National Market Symbol. "CULS"

--------
(1) Excludes 984,337 shares of Common Stock reserved for issuance pursuant to the Company's benefit plans, agreements and warrants, of which options and warrants to purchase 484,337 shares were outstanding as of March 29, 1998 at a weighted average exercise price of $6.41 per share. No options have been granted by the Company between March 29, 1998 and the date of this Prospectus. See "Management--Compensation Pursuant to Plans" and "Description of Capital Stock."

                                ----------------

  This Prospectus contains certain forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company or industry trends to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in "Risk Factors" and elsewhere in this Prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                             FISCAL YEAR ENDED(1)           QUARTER ENDED(1)
                          ------------------------------   --------------------
                          DEC. 31,   DEC. 29,   DEC. 28,   MARCH 30,  MARCH 29,
                            1995       1996       1997       1997       1998
                          --------   --------   --------   ---------  ---------
INCOME STATEMENT DATA:
 Net sales..............  $139,652   $134,820   $124,865    $31,789    $31,753
 Gross profit...........    19,477     20,996     20,468      5,066      5,202
 Store contribution(2)..     4,528      4,797      5,475      1,136      1,549
 Store closing expenses.       400        918      1,346        700        --
 Operating income
  (loss)................       800      1,196      1,027       (291)       556
 Net income (loss)......       250        370        363       (278)       326
 Diluted earnings (loss)
  per common share......  $   0.11   $   0.17   $   0.17    $ (0.14)   $  0.15
 Weighted average common
  shares outstanding,
  assuming dilution.....     2,198      2,147      2,124      2,000      2,151
SELECTED OPERATING DATA:
 Island stores:
  Stores opened.........         2        --         --         --         --
  Stores closed.........         1        --         --         --         --
  Stores open at end of
   period...............         7          7          7          7          7
  Average net sales per
   square foot(3)(4)....  $    550   $    520   $    519    $   130    $   138
  Comparable store net
   sales increase
   (decrease)(4)(5).....     (18.5)%     (5.0)%     (0.2)%     (0.4)%      6.1%
 Mainland stores:
  Stores opened.........         2        --         --         --         --
  Stores closed.........       --           1          2          1        --
  Stores open at end of
   period...............         4          3          1          2          1
  Average net sales per
   square foot(3)(4)....  $    258   $    230   $    244    $    49    $    68
  Comparable store net
   sales increase
   (decrease)(4)(5).....       8.9%      (4.2)%     (3.2)%     (4.9)%    (10.0)%
 Total stores open at
  end of period.........        11         10          8          9          8
 Total comparable store
  net sales increase
  (decrease)(4)(5)......     (15.8)%     (4.9)%     (0.5)%     (0.9)%      5.2%

                                                           AS OF MARCH 29, 1998
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(6)
                                                          ------- --------------
BALANCE SHEET DATA:
 Working capital......................................... $ 3,059    $16,859
 Total assets............................................  25,223     38,408
 Line of credit..........................................     615        --
 Long-term debt, less current maturities.................   1,632      1,632
 Total shareholders' equity..............................  10,052     23,852

--------
(1) The Company's fiscal year ends on the last Sunday in December. The fiscal years ended December 29, 1996 and December 28, 1997 were 52-week fiscal years, and the fiscal year ended December 31, 1995 was a 53-week fiscal year. The Company's fiscal quarters are 13 weeks.
(2) Store contribution is determined by deducting store expenses from store gross profit.
(3) Quarterly average sales per square foot have not been annualized.
(4) Comparable store net sales and average net sales per square foot for fiscal 1995 have been adjusted to reflect a 52-week year.
(5) A new store becomes comparable after it has been open for a full 13 months.
(6) As adjusted to reflect the sale of the 1,600,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Certain statements under the captions "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as statements made in the following "Risk Factors" and elsewhere in this Prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks associated with island and international operations; ability to manage growth; small store base; competition; dependence on key personnel; general economic conditions; fluctuations in comparable store sales; and other factors referenced in this Prospectus. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus.

RISKS ASSOCIATED WITH ISLAND AND INTERNATIONAL OPERATIONS

  The Company's net sales from island operations represented approximately 89% of the Company's total net sales for fiscal 1997. The Company expects that its island and future international operations together will continue to account for nearly all of its total net sales. The distance, as well as the time-zone differences, involved with island locations impose significant challenges to the Company's ability to manage its operations.

  Transportation Issues. The Company's island locales require the transportation of products over great distances on water, which results in (i) substantial lags between the procurement and delivery of product, thus complicating merchandising and inventory control methods, (ii) the possible loss of product due to potential damage or destruction of ships or containers delivering the Company's goods, (iii) tariff, customs and shipping regulation issues, and (iv) substantial ocean freight and duty costs. Moreover, only a limited number of transportation companies service the Company's regions, none of which has entered into a long-term contract with the Company. The inability or failure of one or more key transportation companies to provide transportation services to the Company, any collusion among the transportation companies regarding shipping prices or terms, changes in the regulations that govern shipping tariffs or any other disruption in the Company's ability to transport its merchandise could have a material adverse effect on the Company's business, financial condition and operating results. See "Business-- Operations."

  Isolation of Store Operations From Corporate Management; Increased Dependence on Local Managers. The Company's headquarters and administrative offices are located in Bellevue, Washington; however, seven of the Company's eight stores and a majority of its employees are located on remote islands. Although the Company invests resources to hire and train its on-site managers, the inability of the Company's executives to be physically present at the Company's current and planned store sites on a regular basis may result in (i) an isolation of store operations from corporate management and an increased dependence on store managers, (ii) a diminished ability to oversee employees, which may lead to decreased productivity or other operational problems, (iii) construction delays or difficulties caused by inadequate supervision of the construction process, and (iv) communication challenges. The Company will need to invest significant resources to update and expand its communications systems and information networks and to devote a substantial amount of time, effort and expense to national and international travel in order to overcome these challenges; failure do so could have a material adverse effect on the Company's business, financial condition and operating results. See "Business-- Operations."

  Weather and Other Risks Associated With Island Operations. The Company's operations will be subject to the volatile weather conditions and natural disasters characteristic of the island markets in which the Company's stores are located, which could result in delays in construction or result in significant damage to, or destruction of, the Company's stores. In addition, island operations involve uncertainties arising from

(i) local business practices, language and cultural considerations, including the capacity or willingness of local business and government officials to provide necessary services, (ii) the ability to acquire and install modern capabilities such as dependable and affordable electricity, telephone, computer, Internet and satellite connections in remote and often undeveloped regions, (iii) political, military and trade tensions, (iv) currency exchange rate fluctuations, (v) local economic conditions, (vi) longer payment cycles,
(vii) difficulty enforcing agreements or protecting intellectual property, and
(viii) collection of debts and other obligations in foreign countries. There can be no assurance that the Company will be able to devote the resources necessary to meet the challenges posed by island operations; any failure to do so would have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Expansion Plans."

  Expansion Outside U.S. Territories. All of the Company's existing island stores are located in U.S. territories throughout the Pacific and Caribbean (the "U.S. Territories") or the Hawaiian Islands. The Company's future expansion plans involve entry into foreign countries, which may involve additional or heightened risks and challenges that are different from those currently encountered by the Company, including risks associated with being further removed from the political and economic systems in the United States. Moreover, the Company intends to open two new stores in Fiji, which has been subject to significant political and economic unrest during recent years. In addition, while awaiting government approval of a long-term lease, the lessor of one of the Company's Fijian sites currently holds a short-term lease on the underlying property that expires prior to the expiration date of the lease between the Company and the lessor. The failure to adequately address the additional challenges involved with international operations, and specifically those associated with the Company's Fijian stores, could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Expansion Plans."

  Governmental Regulations. Governmental regulations in foreign countries where the Company plans to expand its operations might prevent or delay entry into the market or prevent or delay the introduction, or require modification, of certain of the Company's operations. Additionally, the Company's ability to compete may be adversely affected by foreign governmental regulations that encourage or mandate the employment of citizens of, or purchase of supplies from vendors in, a particular jurisdiction. The Company may also be subject to taxation in these foreign jurisdictions, and the final determination of its tax liabilities may involve the interpretation of the statutes and requirements of the various domestic and foreign taxing authorities. There can be no assurance that any of these risks will not have an adverse effect on the Company's business, financial condition and operating results. See "Business-- Governmental Regulations."

ABILITY TO MANAGE GROWTH

  The Company intends to pursue an aggressive growth strategy, the success of which will depend to a significant degree on the Company's ability to (i) expand its operations through the opening of new stores, (ii) operate new stores on a profitable basis, and (iii) maintain positive comparable store net sales. The Company currently operates eight stores and plans to open at least 26 new stores by the end of the year 2002, which represents a significant increase in the number of stores opened and operated by the Company. Although in prior years the Company opened new stores on a fairly rapid schedule, it has not opened any new stores in the last two fiscal years. Moreover, to date, the Company has never opened more than four stores in any given fiscal year and has no operating experience in most of the markets in which it expects to open new stores. These new markets may present operational, competitive, regulatory and merchandising challenges that are different from those currently encountered by the Company. There can be no assurance that the Company will be able to adapt its operations to support these expansion plans or that the Company's new stores will be profitable.

  The Company's ability to open new stores on a timely basis will also depend on a number of factors, some of which may be beyond the Company's control, including the ability to (i) properly identify and enter new markets, (ii) locate suitable store sites, (iii) negotiate acceptable lease terms, (iv) construct or refurbish sites, and (v) obtain necessary funds on satisfactory terms. Additionally, the Company relies significantly on the skill and expertise of its on-site store managers. The Company will be required to hire, train and retain skilled managers and personnel to support its growth, and may experience difficulties locating store managers and employees who possess the training and experience necessary to operate the Company's new stores, including the Company's management information and communications systems, particularly in island markets where language, education and cultural factors may impose additional challenges. Further, the Company has encountered, and may continue to encounter, substantial delays, increased expenses or loss of potential sites due to the complexities, cultural differences and local political issues associated with the regulatory and permitting processes in the island markets in which the Company intends to locate its stores. There can be no assurance that the Company will be able to open the planned number of new stores according to its store-opening schedule or that it will be able to continue to attract, develop and retain the personnel necessary to pursue its growth strategy. Failure to do so could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company also will need to continually evaluate the adequacy of its existing systems and procedures, including store management, financial and inventory control and distribution systems. Moreover, as the Company grows, it will need to continually analyze the sufficiency of its distribution depots and inventory distribution methods and may require additional facilities in order to support its planned growth. There can be no assurance the Company will anticipate all of the changing demands that its expanding operations will impose on such systems. Failure to adequately update its internal systems or procedures as required could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Business Strategy" and "--Expansion Plans."

SMALL STORE BASE

  The Company opened its first store in 1989, opened a total of 14 stores in the following six years, and presently operates eight stores. From December 1994 to June 1997, the Company has closed six stores, which has adversely affected the Company's operating results. Should (i) any new store be unprofitable, (ii) any existing store experience a decline in profitability, or (iii) the Company's general and administrative expenses increase to address the Company's expanded operations, the effect on the Company's operating results would be more significant than would be the case if the Company had a larger store base, and could have a material adverse effect on the Company's business, financial condition and operating results. Although the Company believes that it has carefully planned for the implementation of its expansion program, there can be no assurance that such plans can be executed as envisioned or that the implementation of those plans will not have a material adverse effect on the Company's business, financial condition and operating results. See "Business--General," "--Store Locations" and "--Properties."

COMPETITION

  The warehouse club and discount retail businesses are highly competitive. The Company currently competes in several of its markets against other warehouse clubs and discount retailers, including Costco Companies, Inc. ("Costco"), Kmart Corporation ("Kmart") and Wal-Mart Stores, Inc. ("Wal-Mart"). The Company's competition also consists of regional and smaller discount retailers and other national and international grocery store chains. Some of the Company's competitors have substantially greater resources, buying power and name recognition than the Company. While the Company expects that the size of many of the markets in which it operates or expects to enter will deter entry by most of its larger competitors, there can be no assurance that the Company's larger competitors will not decide to enter these markets or that its smaller competitors will not compete more effectively against the Company. The Company's gross margin and operating income are generally lower for those stores in markets where traditional warehouse clubs and discount retailers also operate stores. The Company may be required to implement price reductions in order to remain competitive should any of its competitors reduce prices in any of its markets. Moreover, the Company's ability to expand into and operate profitably in new markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse clubs or discount retailers. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends in large part on the abilities and continued service of its executive officers and other key employees, including Michael
J. Rose, the Company's founder, Chairman of the Board, President and Chief Executive Officer, Allan C. Youngberg, the Company's Vice President-Chief Financial Officer, Secretary and Treasurer and Terence R. Buckley, the Company's Director of Pacific Expansion. None of the Company's executive officers or key employees, including Messrs. Rose, Youngberg and Buckley, are subject to employment agreements that would prevent them from leaving the Company. There can be no assurance that the Company will be able to retain the services of such executive officers and other key employees, the loss of any of whom could have a material adverse effect on the Company's business, financial condition and operating results. See "Management--Directors, Executive Officers and Key Employees."

FLUCTUATIONS IN COMPARABLE-STORE SALES

  A variety of factors affect the Company's comparable store sales, including, among others, actions of competitors (including the opening of additional stores in the Company's markets), the retail sales environment, general economic conditions, weather conditions and the Company's ability to execute its business strategy effectively. In addition, the Company's expansion may result in opening additional stores in markets where the Company already does business. The Company has experienced a reduction in sales at an existing Company store when a new Company store was opened in the same market. The Company's comparable store sales increases (decreases) over the prior period were (15.8)%, (4.9)% and (0.5)% in fiscal 1995, 1996 and 1997, respectively, and 5.2% in the first quarter of fiscal 1998. These factors may result in future comparable store sales increases that are lower than those experienced in the first quarter of fiscal 1998. Moreover, there can be no assurance that comparable store sales for any particular period will not decrease in the future. Following the Offering, changes in the Company's comparable store sales could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

GENERAL ECONOMIC CONDITIONS

  The success of the Company's operations depends to a significant extent on a number of factors relating to discretionary consumer spending, including employment rates, business conditions, interest rates, inflation, population and Gross Domestic Product levels in each of its island markets, taxation, consumer spending patterns and customer preferences. There can be no assurance that consumer spending in the Company's markets will not be adversely affected by these factors, thereby impacting the Company's growth, net sales and profitability. A decline in the national or regional economies of the United States and the U.S. Territories where the Company currently operates or any foreign countries in which the Company will operate could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

DEPENDENCE ON SYSTEMS; YEAR 2000 COMPLIANCE

  As the Company expands, it will need to upgrade or reconfigure its management information systems. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, including in connection with its planned systems revisions, it may experience systems failures or interruptions, which could have a material adverse effect on its business, financial condition and operating results. The Company's business is highly dependent on communications and information systems, primarily systems provided by third-party vendors. Any failure or interruption of the Company's systems or systems provided by third-party vendors could cause delays or other problems in the Company's operations, which could have a material adverse effect on the Company's business, financial condition and operating results. Such failures and interruptions may result from the inability of certain systems (including those of the Company and, in particular, of third-party vendors to the Company) to recognize the year 2000. The Year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not addressed, the direct result of the Year 2000 issue could be a system failure or miscalculations, causing disruption of operations, including a temporary inability to process customer transactions, order merchandise, accurately track inventory and revenue, or engage in similar normal business activities. The Company has implemented a plan to review and monitor its computer systems to ensure that they are Year 2000-compliant, but does not believe that it will be required to invest a material amount of funds to make its systems Year 2000-compliant. The Company's failure to implement its Year 2000 corrections in a timely fashion or in accordance with its current cost estimates, or the failure of third-party vendors to correct their Year 2000 problems, could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" and "Business--Operations."

ABSENCE OF PRIOR MARKET FOR COMMON STOCK; VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, will be sustained following the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representative, and may not be indicative of the market price of the Common Stock after the Offering. Certain factors, such as sales of Common Stock into the market by existing shareholders, fluctuations in operating results of the Company or its competitors, market conditions generally for equity securities of similar companies, changes in earnings estimates by analysts and changes in accounting policies, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, the market prices of many securities have been highly volatile in recent years, often as a result of factors unrelated to a company's operations. Accordingly, the market price of the Common Stock may decline even if the Company's operating results or prospects have not changed. See "Shares Eligible for Future Sale" and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  The sale of a substantial number of shares of Common Stock in the public market following the Offering, whether by purchasers in the Offering or current shareholders or employees of the Company, could adversely affect the market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities. Of the 3,599,961 shares to be outstanding following the Offering, the 1,723,222 shares offered hereby will be freely tradeable and the remaining 1,876,739 shares will be "restricted securities" under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company, its directors, executive officers, key employees and certain shareholders and optionholders, who collectively hold an aggregate of 1,638,783 shares and options and warrants to purchase an aggregate of 484,337 additional shares, have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. Upon the expiration of this 180-day lock-up period (or earlier upon the consent of the Representative), all of these restricted shares (plus shares issuable upon exercise of then-vested outstanding options and warrants) will become eligible for sale subject to the restrictions of Rule 144 and Rule 701. The Representative has no current intention to release any shareholder from the provisions of the lock-up agreements prior to the expiration of the 180-day lock-up period. See "Shares Eligible for Future Sale" and "Underwriting."

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

  The Company's directors and executive officers, in the aggregate, will beneficially own approximately 26.7% of the outstanding shares of Common Stock after the Offering (approximately 25.2% if the Underwriters' over-allotment option is exercised in full). As a result, the Company's directors and executive officers, acting together, would be able to significantly influence and may be able to control many matters requiring approval by the Company's shareholders, including, without limitation, the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership and voting power may have the effect of accelerating, delaying or preventing a change in control of the Company or otherwise affect the ability of other shareholders to influence the policies of the Company. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

ANTITAKEOVER CONSIDERATIONS

  The Company's Board of Directors has the authority, without shareholder approval, to issue up to 2,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's shareholders. This authority, together with certain provisions of the Company's Restated Articles of Incorporation (the "Restated Articles"), may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company, even if shareholders may consider such a change in control to be in their best interests. In addition, Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a hostile takeover of the Company. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $3.38 per share in net tangible book value based on an assumed initial public offering price of $10.00 per share. To the extent that currently outstanding options to purchase Common Stock are exercised, purchasers of Common Stock may experience additional dilution. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company has never declared or paid any cash dividends on the Common Stock. In addition, the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of 1,600,000 shares of Common Stock by the Company hereby, assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $13.8 million (approximately $16.0 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." The Company intends to use the net proceeds of the Offering to repay outstanding short-term indebtedness, to fund the Company's expansion program and for working capital and other general corporate purposes. Specifically, the Company intends to use approximately $4.0 million of the net proceeds to repay the expected outstanding balance on the Company's revolving working capital line of credit (the "Line of Credit") with Bank of America NT & SA dba Seafirst Bank ("Seafirst Bank"). As of March 29, 1998, the outstanding principal on the Line of Credit was $615,000. The Line of Credit bears interest at Seafirst Bank's prime rate (8.5% as of March 29, 1998). In addition, the Company plans to use approximately $7.0 million of the net proceeds to purchase equipment and store fixtures for new stores and approximately $1.0 million to upgrade computer systems for the Company's corporate office and its New Zealand buying office. The remainder of the net proceeds will be used for working capital and general corporate purposes. Pending their application, the net proceeds of the Offering will be invested in short-term, interest-bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on the Common Stock, and presently intends to retain any future earnings to finance its operations and expand its business. In addition, the Company's various credit facilities restrict the ability of the Company to declare dividends. The Company therefore does not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the Company's Line of Credit and capitalization as of March 29, 1998, and as adjusted to give effect to the Offering (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and application of the estimated net proceeds therefrom, at an assumed initial public offering price of $10.00 per share.

                                                               MARCH 29, 1998
                                                              -----------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                              -------  --------
                                                               (IN THOUSANDS)
Line of Credit............................................... $   615  $   --
                                                              =======  =======
Long-term debt, less current maturities...................... $ 1,632  $ 1,632
Shareholders' equity:
  Preferred Stock, $0.001 par value per share; 2,000,000
   shares authorized; no shares issued or outstanding........     --       --
  Common Stock, $0.001 par value per share; 25,000,000 shares authorized; 1,999,961 shares issued and outstanding,
   actual; 3,599,961 shares issued and outstanding, as
   adjusted(1)(2)............................................   3,600   17,400
  Retained earnings..........................................   6,491    6,491
  Accumulated other comprehensive income.....................     (39)     (39)
                                                              -------  -------
  Total shareholders' equity.................................  10,052   23,852
                                                              -------  -------
    Total capitalization..................................... $11,684  $25,484
                                                              =======  =======

--------
(1) Excludes 984,337 shares of Common Stock reserved for issuance pursuant to the Company's benefit plans, agreements and warrants, of which options and warrants to purchase 484,337 shares were outstanding as of March 29, 1998 at a weighted average exercise price of $6.41 per share. No options were granted by the Company between March 29, 1998 and the date of this Prospectus. See "Management--Compensation Pursuant to Plans" and "Description of Capital Stock."
(2) See Note 6 of Notes to Consolidated Financial Statements.

                                   DILUTION

  As of March 29, 1998, the Company's net tangible book value was approximately $10.0 million, or $5.02 per share of Common Stock. Net tangible book value per share represents the Company's total assets less intangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value after March 29, 1998, other than to give effect to the sale of 1,600,000 shares of Common Stock by the Company in the Offering at an assumed initial public offering price of $10.00 per share and the receipt by the Company of the estimated net proceeds therefrom, the net tangible book value of the Company as of March 29, 1998 would have been approximately $23.8 million, or $6.62 per share. This represents an immediate increase in net tangible book value of $1.60 per share to existing shareholders and an immediate dilution of $3.38 per share to purchasers of shares of Common Stock in the Offering, as illustrated by the following:

   Assumed initial public offering price per share.................       $10.00
     Net tangible book value per share as of March 29, 1998........ $5.02
     Increase per share attributable to new investors..............  1.60
                                                                    -----
   Pro forma net tangible book value per share after the Offering..         6.62
                                                                          ------
   Dilution per share to new investors.............................       $ 3.38
                                                                          ======

  The following table summarizes as of March 29, 1998, after giving effect to the Offering, the differences between existing shareholders and purchasers of shares of Common Stock in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                  SHARES
                              PURCHASED(1)(2)  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
   Existing shareholders.... 1,999,961   55.6% $ 3,525,000   18.1%    $ 1.76
   New investors............ 1,600,000   44.4   16,000,000   81.9      10.00
                             ---------  -----  -----------  -----
   Total.................... 3,599,961  100.0% $19,525,000  100.0%
                             =========  =====  ===========  =====

--------
(1) Excludes 984,337 shares of Common Stock reserved for issuance pursuant to the Company's benefit plans, agreements and warrants, of which options and warrants to purchase 484,337 shares were outstanding as of March 29, 1998 at a weighted average exercise price of $6.41 per share. No options were granted by the Company between March 29, 1998 and the date of this Prospectus. See "Management--Compensation Pursuant to Plans" and "Description of Capital Stock."
(2) The above table is based on ownership as of March 29, 1998. Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 1,876,739 shares, or 52.1% (48.9% if the Underwriters' over-allotment option is exercised in full) of the total number of shares outstanding after the Offering, and will increase the number of shares held by new investors to 1,723,222 shares, or 47.9% (51.1% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data are qualified in their entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements, including the Notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The consolidated statements of income data for the fiscal years ended December 29, 1996 and December 28, 1997 and the consolidated balance sheet data as of December 29, 1996 and December 28, 1997 have been derived from the audited consolidated financial statements of the Company, which were audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The consolidated income statement data for the fiscal year ended December 31, 1995 have been audited by Deloitte & Touche LLP, as indicated in their report included elsewhere in this Prospectus. The consolidated statements of income data for the fiscal years ended December 26, 1993 and December 25, 1994 and the consolidated balance sheet data as of December 26, 1993, December 25, 1994 and December 31, 1995 are derived from consolidated financial statements audited by Deloitte & Touche LLP that are not included herein. The consolidated statements of income data and the consolidated balance sheet data for the quarters ended March 30, 1997 and March 29, 1998 are derived from unaudited consolidated financial statements included herein which, in the opinion of management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such periods. The results of operations for the quarter ended March 29, 1998 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

                                      FISCAL YEAR ENDED(1)                      QUARTER ENDED(1)
                          --------------------------------------------------   --------------------
                          DEC. 26,  DEC. 25,  DEC. 31,   DEC. 29,   DEC. 28,   MARCH 30,  MARCH 29,
                            1993      1994      1995       1996       1997       1997       1998
                          --------  --------  --------   --------   --------   ---------  ---------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA, AVERAGE SALES PER SQUARE
                                    FOOT, NUMBER OF STORES AND PERCENTAGE DATA)
INCOME STATEMENT DATA
 Net sales..............  $85,567   $117,204  $139,652   $134,820   $124,865    $31,789    $31,753
 Gross profit...........   12,144     16,351    19,477     20,996     20,468      5,066      5,202
 Operating expenses:
 Store..................    6,414     10,512    14,949     15,843     14,543      3,840      3,535
 General and
  administrative........    1,513      2,210     2,728      3,039      3,225        795        981
 Store opening..........      456        643       600        --         327         22        130
 Store closing..........      --         840       400        918      1,346        700        --
                          -------   --------  --------   --------   --------    -------    -------
 Operating income
  (loss)................    3,761      2,146       800      1,196      1,027       (291)       556
 Interest expense.......      (84)      (160)     (555)      (605)      (427)      (124)       (55)
 Other income (expense).       19        176       150         --        (40)       --         --
                          -------   --------  --------   --------   --------    -------    -------
 Income (loss) before
  income taxes..........    3,696      2,162       395        591        560       (415)       501
 Income tax provision
  (benefit).............    1,305        982       145        221        197       (137)       175
                          -------   --------  --------   --------   --------    -------    -------
 Net income (loss)......  $ 2,391   $  1,180  $    250   $    370   $    363    $  (278)   $   326
                          =======   ========  ========   ========   ========    =======    =======
 Diluted earnings (loss)
  per common share......  $  1.17   $   0.53  $   0.11   $   0.17   $   0.17    $ (0.14)   $  0.15
                          =======   ========  ========   ========   ========    =======    =======
 Weighted average common
  shares outstanding,
  assuming dilution.....    2,042      2,210     2,198      2,147      2,124      2,000      2,151

SELECTED OPERATING DATA
 Island stores:
 Net sales..............  $81,369   $ 97,809  $120,010   $111,413   $111,480    $27,882    $29,547
 Store contribution (2).  $ 5,852   $  6,547  $  4,958   $  5,212   $  5,635    $ 1,321    $ 1,584
 Stores opened..........        2          1         2        --         --         --         --
 Stores closed..........      --         --          1        --         --         --         --
 Stores open at end of
  period................        5          6         7          7          7          7          7
 Average net sales per
  square foot(1)(3).....  $   827   $    692  $    560   $    520   $    519    $   130    $   138
 Comparable store net
  sales increase
  (decrease)(1)(4)......     10.9%       0.1%    (18.5)%     (5.0)%     (0.2)%     (0.4)%      6.1%
 Mainland stores:
 Net sales..............  $ 4,198   $ 19,394  $ 19,642   $ 23,407   $ 10,684    $ 3,748    $ 1,570
 Store contribution (2).  $  (157)  $   (707) $   (430)  $   (415)  $   (160)   $  (185)   $   (35)
 Stores opened..........      --           3         2        --         --         --         --
 Stores closed..........      --           2       --           1          2          1        --
 Stores open at end of
  period................        1          2         4          3          1          2          1
 Average net sales per
  square foot(1)(3).....  $   146   $    208  $    258   $    230   $    244    $    49    $    68
 Comparable store net
  sales increase
  (decrease) (1)(4).....      0.0%      17.6%      8.9%      (4.2)%     (3.2)%     (4.9)%    (10.0)%

                         DEC. 26,  DEC. 25,  DEC. 31,  DEC. 29,  DEC. 28,  MARCH 30, MARCH 29,
                           1993      1994      1995      1996      1997      1997      1998
                         --------- --------- --------- --------- --------- --------- ---------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA
Working capital......... $   4,479 $   4,710 $   3,429 $   3,635 $   3,814 $   3,005 $   3,059
Total assets............    13,836    21,907    28,525    24,856    22,815    25,494    25,223
Line of credit..........       --        622     3,500     1,500       376     2,221       615
Long-term debt, less
 current maturities.....       316       798     2,237     1,965     1,169     1,569     1,632
Total shareholders'
 equity.................     7,289     8,704     8,957     9,327     9,670     9,049    10,052

--------
(1) Fiscal 1995 was a 53-week year; all other fiscal years were 52-week years. Comparable store net sales and average sales per square foot for fiscal 1995 have been adjusted to reflect a 52-week year.
(2) Store contribution is determined by deducting store expenses from store gross profit.
(3) Quarterly average sales per square foot have not been annualized.
(4) A new store becomes comparable after it has been open for a full 13 months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus. In addition to historical information, the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains certain forward-looking statements that involve known and unknown risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

 Background

  Seeking to capitalize on management's experience in the warehouse club industry, Cost-U-Less began operations in 1989 by opening a mid-sized warehouse club-style store in Maui, Hawaii. In early 1992, the Company expanded its operations by opening additional island stores in other relatively remote island locations. After experiencing success with its mid-sized store concept, the Company began experimenting in late 1992 with similar stores in various mainland markets. Over the course of a three-year period, the Company opened six mainland stores and seven island stores, but, over time, found that most of the mainland stores were not profitable and did not meet the Company's performance expectations. The Company believes that the unanticipated concurrent expansion of large discount retailers in the Company's mainland target markets, together with the substantially stronger buying power, broader name recognition, better ability to afford prime locations for new facilities and overall greater resources of these competitors, combined to prevent the success of the Company's mainland stores.

  The Company's store concept, however, continued to prove successful in the more remote, and in many ways more challenging, island markets. The Company therefore refocused on its core competencies in operating island stores and began closing its mainland stores. The combined operating losses attributable to mainland stores, including opening and closing expenses (but excluding any allocation for related general and administrative or interest expenses) in fiscal 1993 through 1997 totaled $5.8 million. Currently only one mainland store remains open; the store is profitable and serves as an efficient testing ground for new operating and merchandising methods. The Company intends to retain this store while targeting its future growth on island markets. To date, the Company's island stores have been located in the Hawaiian Islands and the U.S. Territories. The Company's expansion strategy focuses primarily on foreign island markets, beginning with the planned opening of its two stores in Fiji in fiscal 1998.

 Store Economics

  Cost-U-Less benefits from attractive store-level economics and favorable returns on investment at its island stores, which the Company believes will help drive and support its planned expansion. The Company's seven island stores open during all of fiscal 1997 generated average per store net sales of $15.9 million, average net sales per square foot of $519, average annual per store contribution of approximately $805,000 and average annual per store contribution before depreciation of approximately $888,000. The Company determines store contribution by deducting store expenses from gross profit. The Company uses the entire interior space of its store, including receiving and office space, in calculating average net sales per square foot.

  In August 1995, the Company began a program aimed at increasing its gross margin. The Company (i) added higher margin items, such as fresh meat and perishables, to its product mix, (ii) negotiated lower freight rates, (iii) improved and increased item selection in its stores, including offering sizes that generate higher margins than traditional warehouse pack sizes, and (iv) emphasized local ethnic items in addition to popular U.S. brand names. As a result of this program, the Company increased its gross margin from 14.0% in fiscal 1995 to 16.4% in fiscal 1997.

  Since June 1995, the Company has also upgraded its inventory control systems, by (i) adding bar code scanning at all store cash registers, receiving docks and distribution facilities, (ii) installing security cameras in some of its stores, and (iii) implementing an employee incentive program designed to reward, among other things, reductions in inventory shrink rates. The effect of implementing these systems has reduced the Company's inventory shrink expense from 0.6% of net sales in fiscal 1995 to 0.3% in fiscal 1997.

 Distribution Facilities

  The Company receives, consolidates and loads merchandise at its distribution facilities, then ships merchandise to its island stores in fully loaded containers. The Company does not own or operate a warehouse facility and manages its in-store inventory primarily by electronically monitoring sell-through of merchandise and maintaining efficient distribution facilities. The Company's method of inventory management has enabled the Company to achieve inventory turns of 7.7 for fiscal 1997, which represents an improvement over the 7.2 inventory turns for fiscal 1996. In-store inventory turns (excluding product in transit to stores and in the distribution facilities) were 9.5 for fiscal 1997, compared to 8.5 for fiscal 1996.

 Store Openings

  The Company expenses store opening costs as incurred. Store opening expenses include payroll, travel and other costs incurred by the Company in connection with site selection, licensing, permitting, lease negotiations and construction supervision, as well as training for new store managers. The Company anticipates that in fiscal 1998 and 1999 its required investment to open a new store will be approximately $2.0 million, including approximately $300,000 for opening expenses, $800,000 for store fixtures and equipment and $900,000 for inventory. The Company expects to carry approximately $1.8 million of inventory, including $600,000 of inventory in transit. Typically, 50% of the Company's inventory is vendor-financed, resulting in the $900,000 average per-store inventory investment by the Company.

 Store Closings

  The Company's store closing expenses consist primarily of costs related to
(i) buying out the unexpired portion of the store lease and writing off the net book value of leasehold improvements and (ii) repairing facilities prior to their return to the lessor. The Company expenses these items in the period when the decision is made to close the store.

 Wholesale Activities

  Beginning in 1997, the Company has sold merchandise from its distribution facilities at wholesale prices to retailers that, the Company believes, resell the merchandise in markets not currently served by the Company. In fiscal 1997 and the first quarter of fiscal 1998, gross margin on the Company's wholesale sales averaged 10.5%. Because there are less handling expenses associated with the Company's wholesale operations, the Company believes that these operations provide it with a profit opportunity that does not detract from its primary business of retail sales.

RESULTS OF OPERATIONS

  The following tables set forth, for the periods indicated, the percentage of the Company's net sales represented by certain consolidated income statement data.

                                      FISCAL YEAR ENDED         QUARTER ENDED
                                  -------------------------- -------------------
                                  DEC. 31, DEC. 29, DEC. 28, MARCH 29, MARCH 28,
                                    1995     1996     1997     1997      1998
                                  -------- -------- -------- --------- ---------
Net sales.......................   100.0%   100.0%   100.0%    100.0%    100.0%
Gross profit....................    14.0     15.6     16.4      15.9      16.4
Operating expenses:
 Store..........................    10.7     11.7     11.6      12.1      11.1
 General and administrative.....     2.0      2.3      2.6       2.5       3.1
 Store opening..................     0.4       --      0.3        --       0.4
 Store closing..................     0.3      0.7      1.1       2.2        --
                                   -----    -----    -----     -----     -----
Operating income (loss).........     0.6      0.9      0.8      (0.9)      1.8
Interest expense................    (0.4)    (0.5)    (0.3)     (0.4)     (0.2)
Other income....................     0.1       --       --        --        --
                                   -----    -----    -----     -----     -----
Income (loss) before income tax-
 es.............................     0.3      0.4      0.5      (1.3)      1.6
Income tax provision (benefit)..     0.1      0.1      0.2      (0.4)      0.6
                                   -----    -----    -----     -----     -----
Net income (loss)...............     0.2%     0.3%     0.3%     (0.9)%     1.0%
                                   =====    =====    =====     =====     =====

 Quarter Ended March 29, 1998 Compared to Quarter Ended March 28, 1997

  Net Sales. Net sales of $31.8 million in the first quarter of fiscal 1998 were unchanged compared to the first quarter of fiscal 1997, despite closure of two mainland stores, which stores in the first quarter of fiscal 1997 together generated approximately $2.0 million in net sales. The Company did not open any new stores in the first quarter of either year. Comparable store sales increased 5.2%, or $1.5 million. The Company believes the increase in comparable store sales in the first quarter of fiscal 1998 was primarily attributable to the introduction of the Company's program to improve merchandising and store promotions, and that comparable-store sales could fluctuate in the future.

  Gross Profit. Gross profit increased to $5.2 million from $5.1 million in the comparable period of the prior year, despite closure of two mainland stores, which in the first quarter of 1997 together generated $246,000 in gross profit. Gross margin increased to 16.4% from 15.9% in the comparable prior period. The increase in gross margin was primarily due to the closure of two mainland stores with lower gross profit margins, and to increased sales in higher-margin departments such as fresh meat, perishables and frozen foods in the Company's other stores. Comparable store gross profit increased $348,000.

  Store Expenses. Store expenses decreased $305,000, or 7.9%, to $3.5 million from $3.8 million in the comparable period of the prior year. The decrease was primarily attributable to a $431,000 reduction in store expenses associated with the two mainland stores that were closed in fiscal 1997, which was offset primarily by an increase of $126,000 from higher wage rates, advertising expenses and facility costs in the first quarter of fiscal 1998. Store expenses overall decreased as a percentage of net sales to 11.1% from 12.1%.

  General and Administrative Expenses. General and administrative expenses increased $186,000, or 23.4%, to $981,000 from $795,000 in the comparable period of the prior year, and increased as a percentage of net sales to 3.1% from 2.5%. The increase was primarily due to hiring additional corporate personnel in preparation for the Company's expansion program and a $75,000 one-time noncash expense associated with the grant in January 1998 of a stock option to one of the Company's directors.

  Store Opening Expenses. Store opening expenses were $130,000 in the first quarter of fiscal 1998 and $22,000 in the comparable period in fiscal 1997. These expenses were attributable to new stores scheduled to open in the second half of fiscal 1998 and site selection costs related to store openings anticipated for fiscal 1999.

  Store Closing Expenses. The Company incurred store closing expenses of $700,000 in the first quarter of fiscal 1997. The Company did not incur any store closing expenses in the comparable period in fiscal 1998. The Company expects to incur an estimated $250,000 of expenses in the second quarter of fiscal 1998 in connection with costs associated with closing the existing St. Thomas facility, concurrent with opening the new St. Thomas facility.

  Interest Expense. Interest expense declined to $55,000 from $124,000 in the comparable period of the prior year due to a decrease in the Company's average outstanding borrowings.

 Fiscal 1997 Compared to Fiscal 1996

  Net Sales. Net sales in fiscal 1997 declined $9.9 million, or 7.4%, to $124.9 million from $134.8 million in the prior year. The decrease was primarily due to store closures, which reduced sales by $12.3 million, and a decline in comparable store sales of $577,000. This decrease in comparable store sales was largely attributable to the Company's Hawaii stores, for which sales decreased $1.7 million in fiscal 1997 compared to fiscal 1996. The Company believes that the decrease in sales for its Hawaii stores was principally due to a long-term statewide recession and a significant increase in the level of competition in the Hawaii market. The decrease in net sales was partially offset by $2.7 million in wholesale sales and by a comparable store sales increase in the Company's other island stores of $1.5 million, or 1.7%.

  Gross Profit. Gross profit decreased to $20.5 million from $21.0 million, which resulted from a comparable store gross profit increase of $966,000 in fiscal 1997, offset by a $1.7 million decline in gross profit attributable to store closures in fiscal 1997. Gross margin increased to 16.4% in fiscal 1997 from 15.6% in fiscal 1996. The increase in gross margin was due to the closure of three low-margin mainland stores, increased sales in higher-margin departments such as the fresh meat and perishable departments, and decreased distribution costs in its island stores.

  Store Expenses. Store expenses decreased $1.3 million, or 8.2%, to $14.5 million from $15.8 million, and decreased as a percentage of net sales to 11.6% from 11.7%. The decrease was primarily due to a reduction in store expenses from closed stores of $2.0 million. This reduction was offset by an increase in store expenses for existing stores of $673,000, primarily from wage rate increases associated with pay raises provided by the Company to its hourly employees during the first three years of employment, the increased rate at which the Company accrues vacation pay, increased rent associated with consumer price index increases and utility usage relating to added refrigeration capabilities.

  General and Administrative Expenses. General and administrative expenses increased $186,000, or 6.1%, to $3.2 million from $3.0 million, and increased as a percentage of net sales to 2.6% from 2.3%. The increase was primarily due to an increase in the number of corporate employees hired to support the Company's planned expansion and increased accounting and tax preparation fees related to incorporation of U.S. Territory stores as wholly owned subsidiaries.

  Store Opening Expenses. The Company incurred store opening expenses of $327,000 in fiscal 1997. The Company did not incur any store opening expenses in fiscal 1996. The fiscal 1997 store opening expenses were primarily for payroll and travel costs associated with site selection, licensing, permitting and lease negotiations for new stores.

  Store Closing Expenses. Store closing expenses increased to $1.3 million from $918,000 due to closing two stores in fiscal 1997 compared to closing one store in fiscal 1996.

  Interest Expense. Interest expense declined $178,000 in fiscal 1997 due to a decrease in average outstanding borrowings to $3.7 million in fiscal 1997 from $6.0 million in fiscal 1996.

  Other Expenses. Other expenses were comprised of insurance deductibles for property and business interruption claims, including those related to the effects of Typhoon Paka in Guam in December 1997.

 Fiscal 1996 Compared to Fiscal 1995

  Net Sales. Net sales in fiscal 1996 declined $4.9 million, or 3.5%, to $134.8 million from $139.7 million. The decrease was due to a number of factors. Fiscal 1996 was a 52-week year while fiscal 1995 was a 53-week year, with an additional $2.3 million in sales attributable to the extra week. In fiscal 1996, the Company closed one store, which further reduced net sales by $7.0 million, though this reduction was offset by sales increases of $9.0 million in fiscal 1996 in the four stores that the Company opened in fiscal 1995. The Company opened no new stores in fiscal 1996. Comparable store sales decreased 4.9% in fiscal 1996, primarily due to opening an additional Guam store in a neighboring town during March 1995. Excluding the original Guam store, comparable store island sales increased 1.1%, or $856,000.

  Gross Profit. The Company's gross profit increased to $21.0 million from $19.5 million. Gross margin increased to 15.6% from 14.0%. The increase in gross profit resulted from a comparable store gross profit increase of $822,000 and a $1.5 million increase from four stores opened in fiscal 1995, offset by a $758,000 loss of gross profit from a store closure at the end of fiscal 1995. The increase in gross margin was primarily a result of sales in higher-margin produce and meat departments, increased selection of other higher-margin items, decreased freight and distribution costs and increased prices on non-price-sensitive items.

  Store Expenses. Store expenses increased $894,000, or 6.0%, to $15.8 million from $14.9 million and increased as a percentage of net sales to 11.7% from 10.7%. The increase was attributable to a $1.8 million increase from stores opened during fiscal 1995 and a $469,000 increase in store expenses related to increased depreciation, utilities and maintenance expenses associated with new refrigeration equipment, the increased rate at which the Company accrues vacation pay, and professional fees associated with store lease negotiations and incorporation of the island stores, offset by a $1.2 million reduction of store expenses for stores closed in fiscal 1996. The increase in store expenses as a percentage of net sales was due primarily to the effect of opening a second store in Guam during fiscal 1995, which increased total store expenses for the two Guam stores by $401,000 in fiscal 1996 compared to fiscal 1995.

  General and Administrative Expenses. General and administrative expenses increased $311,000, or 11.4%, to $3.0 million from $2.7 million and increased as a percentage of net sales to 2.3% from 2.0%. The increase was primarily due to additional personnel and costs related to four new stores opened in fiscal 1995.

  Store Opening Expenses. In fiscal 1995, the Company incurred store opening expenses of $600,000 for four new stores: one in Guam, one in American Samoa and two in California. The Company did not incur any store opening expenses in fiscal 1996.

  Store Closing Expenses. Store closing expenses increased to $918,000 from $400,000. The Company closed one mainland store in December 1996, which necessitated buying out a long-term lease, and closed the Maui, Hawaii store in December 1995. The Maui store was near the end of its lease term, and the Company did not renew the lease because of the continued recession in Hawaii and the opening of two new large-format discount retail stores in the same town.

  Interest Expense. Interest expense increased $50,000 due to an increase in average outstanding borrowings to $6.0 million in fiscal 1996 from $4.4 million in fiscal 1995.

  Other Income. Other income in fiscal 1995 of $150,000 was comprised of an insurance recovery for business interruption claims related to the effects of Hurricane Marilyn in St. Thomas in September 1995.

QUARTERLY OPERATING RESULTS

  The following table sets forth unaudited financial information derived from the Company's consolidated quarterly statements of income for the nine quarters ended March 29, 1998. This information includes all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation.

                                       1996                                1997                    1998
                          ----------------------------------  ----------------------------------  -------
                          MAR. 31  JUN. 30  SEP. 29  DEC. 29  MAR. 30  JUN. 29  SEP. 28  DEC. 28  MAR. 29
                          -------  -------  -------  -------  -------  -------  -------  -------  -------
                                                      (IN THOUSANDS)
Net sales...............  $33,443  $33,844  $32,717  $34,816  $31,789  $31,868  $29,747  $31,461  $31,753
Gross profit............    4,940    5,194    5,210    5,652    5,066    5,240    4,876    5,286    5,202
Operating expenses:
 Store..................    3,841    3,918    3,918    4,166    3,840    3,677    3,484    3,542    3,535
 General and administra-
  tive..................      823      752      691      773      795      788      769      873      981
 Store opening..........      --       --       --       --        22       46      115      144      130
 Store closing..........      --        25       30      863      700      600      --        46      --
                          -------  -------  -------  -------  -------  -------  -------  -------  -------
Operating income (loss).      276      499      571     (150)    (291)     129      508      681      556
Interest expense........     (135)    (124)    (117)    (229)    (124)    (121)    (118)     (64)     (55)
Other income (expense)..      --       --       --       --       --       --       --       (40)     --
Income tax provision
 (benefit)..............       50      140      194     (163)    (137)       5      126      203      175
                          -------  -------  -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $    91  $   235  $   260  $  (216) $  (278) $     3  $   264  $   374  $   326
                          =======  =======  =======  =======  =======  =======  =======  =======  =======

  The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future as a result of a variety of factors, including the timing of store openings and related store opening expenses, weather conditions, price increases by suppliers, actions by competitors, conditions in the discount retail market in general, regional, national and international economic conditions and other factors.

  The Company expects its business to exhibit some measure of seasonality, which it believes is typical of the retail industry. Per store sales in the fourth quarter are typically higher than in other quarters due to holiday sales. The Company's quarterly results also reflect variations due to the use of estimates in the first and third quarters for inventory shrink. These estimates are adjusted to actual physical counts in the second and fourth quarters. The Company traditionally accrues 0.5% of net sales for inventory shrink and adjusts the accrual based on the results of the actual physical count, which generally results in a lower shrink expense in the second and fourth quarters.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations with internally generated funds, the Company's credit facilities and private equity transactions.

  Net cash provided by (used in) operations was $205,000 and $(36,000) for the first quarter of fiscal 1997 and 1998, respectively. In the first quarter of fiscal 1998, operating cash flow was used primarily to replenish inventories after the fourth quarter holiday season. In the comparable period in fiscal 1997, the Company was able to replenish inventories primarily from inventories available from a store closure. For fiscal 1995, 1996 and 1997, net cash provided by operations was $186,000, $2.3 million and $4.6 million, respectively. The increase in net cash provided by operations over that period was attributable to the Company's ability to reduce inventories through improved inventory and purchasing systems in fiscal 1996 and 1997 and store closures in each year.

  Net cash used in investing activities was $581,000 and $1.8 million for the first quarter of fiscal 1997 and 1998, respectively. The increase in the first quarter of fiscal 1998 was primarily due to construction costs incurred for the new St. Thomas store. Cash used in investing activities for fiscal 1995, 1996 and 1997 was $3.1 million, $2.0 million and $899,000, respectively. The decline was primarily a result of discontinuing expansion activities during these years.

  Net cash provided by financing activities was $324,000 and $778,000 for the first quarter of fiscal 1997 and 1998, respectively. The increase in the first quarter of fiscal 1998 was primarily due to the receipt of $1.0 million from the construction loan for the new St. Thomas building. Net cash provided by (used in) financing activities for fiscal 1995, 1996 and 1997 was $4.3 million, $(1.8) million and $(2.7) million, respectively, primarily reflecting a reduction in the last two fiscal years of the outstanding balance on the Company's bank credit facilities to $760,000 as of December 28, 1997 from a high of $8.2 million in June 1995.

  On May 1, 1998, the Company renewed and increased the Line of Credit to $7.0 million, which now expires May 1, 1999. Borrowings under the Line of Credit were $2.1 million at May 1, 1998. Of the borrowings under the Line of Credit, $633,000 bear interest at the bank's prime rate (8.5% at May 1, 1998) and $1.5 million at the LIBOR plus 1.5% (7.17% at May 1, 1998). The borrowing collateral for the Line of Credit consists of inventories, equipment and trade accounts receivable. The Line of Credit contains certain restrictive covenants relating to working capital, debt-to-equity ratios, minimum equity, payment of cash dividends and cash flow coverage.

  The new St. Thomas store will be constructed and owned by the Company at a total estimated cost of $3.0 million, including $400,000 for furniture, fixtures and equipment. The Company obtained $3.0 million of construction financing from two banks for its new store in St. Thomas. The construction financing included a $1.0 million note payable with interest at the LIBOR plus 1.75% (7.77% at May 1, 1998), maturing on April 30, 2000. The construction financing also included a $2.0 million note payable with interest at the bank's prime rate plus 1.0% (9.5% at May 1, 1998) maturing on June 1, 2013. The second note is secured by a first priority leasehold mortgage on the new St. Thomas store. Each of these agreements contains certain restrictive covenants relating to payment of cash dividends and other matters.

  The Company estimates that its total cash outlay for opening a typical island store will be approximately $2.0 million. The Company plans to open three stores in fiscal 1998 (one store in St. Thomas and two stores in Fiji), and six stores in each of fiscal 1999 and 2000. Overall, the Company anticipates opening at least 26 new stores by the end of fiscal 2002. See "Business--Expansion Plans."

  When opening a new store, as well as on an on-going basis, the Company expects to finance a substantial portion of its merchandise inventory cost by using a combination of vendor and bank financing. However, there can be no assurance that this level of financing will be available in the future on terms acceptable to the Company.

  The Company's cash needs are primarily for working capital to support its inventory requirements and for store expansion. The Company intends to use a portion of the net proceeds of the Offering to finance its expansion program in fiscal 1998 and 1999 and to repay debt outstanding under the Line of Credit, which is expected to be $4.0 million upon closing of the Offering. See "Use of Proceeds." The Company believes that the net proceeds of the Offering, together with amounts from bank financing and fixed-term capital asset loans and net cash from operations, will be sufficient to satisfy the Company's currently anticipated working capital and capital expenditure requirements through fiscal 1999.

YEAR 2000

  The Year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not addressed, the direct result of the Year 2000 issue could be a system failure or miscalculations, causing disruption of operations, including a temporary inability to process customer transactions, order merchandise, accurately track inventory and revenue, or engage in similar normal business activities. The Company has implemented a plan to review and monitor its computer systems to ensure that they are Year 2000-compliant, but does not believe that it will be required to invest a material amount of funds to make its systems Year 2000-compliant. The Company's failure to implement its Year 2000 corrections in a timely fashion or in accordance with its current cost estimates, or the failure of third-party vendors to correct their Year 2000 problems, could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Dependence on Systems; Year 2000 Compliance."

                                   BUSINESS

GENERAL

  Cost-U-Less is a leading operator of mid-sized warehouse club stores in the U.S. Territories. The Company enjoys significant benefits from the extensive experience of its management team in the warehouse club industry. As a result of prior relationships with industry leaders such as Costco, the Company's officers and key employees gained competencies related to the operation methods, purchasing strategies and management information systems employed by warehouse clubs. The Company's key personnel developed and implemented a business plan whereby the Company purchased merchandise at retail from existing large-format warehouse clubs and then resold the merchandise, at attractive margins, through stores located in relatively remote and underserved markets. By selling only products proven to be successful at established warehouse clubs, the Company minimized its need for in-house buyers and was able to keep corporate costs low. The Company utilized this strategy for several years and maintained its focus on operating pursuant to an effective and low-cost business model. However, as sales volume grew, the Company became able to source its merchandise directly from manufacturers, thereby significantly reducing its cost of goods. Over time, the Company augmented its corporate buying team as it began to increasingly tailor its product mix to its specific markets and further realize the benefits of direct purchasing. The Company then began to build a functional corporate infrastructure to support anticipated growth.

  Capitalizing on management's experience in the warehouse club industry, the Company opened its first retail warehouse store in 1989. In 1992, the Company initiated its expansion by opening stores in relatively remote island locations. After experiencing success with its mid-sized store concept, the Company began experimenting in late 1992 with similar stores in various mainland markets while continuing to open stores in island markets. Facing increasing competition from larger discount retailers and warehouse clubs in its mainland markets while continuing to succeed against similar competitors in its island stores, management decided in 1995 to return its focus to its core island markets. In 1996, while further refining its island store concept, enhancing inventory control and management information systems, adjusting its island store product mix to include higher-margin items and local merchandise, and developing a prototype island store design, the Company began the process of closing nearly all its mainland stores. The Company believes it is now well positioned to pursue an aggressive growth strategy focused on accelerating the roll-out of its island stores, starting with two new stores in Fiji for which leases have been signed and site development has begun.


  The Company intends to concentrate its future expansion efforts on island markets, which it believes offer significant opportunities for growth. To achieve its anticipated growth, the Company plans to employ a multitier business strategy designed to leverage the Company's core competencies in opening and operating stores in distant and diverse locations, while capitalizing on the inherent features of island markets. Moreover, the Company intends to continue utilizing a "first-mover" advantage. By opening stores in markets that other warehouse clubs and discount retailers have not yet entered, the Company believes that it will be better able to achieve significant market share and develop name recognition and customer loyalty, thus further discouraging entry by large-format discount competition. Accordingly, the Company's future growth involves expanding into relatively untapped markets, and the Company has identified a number of islands throughout the Pacific and Caribbean in which warehouse clubs and discount retailers have not opened stores.

INDUSTRY OVERVIEW

  According to Warehouse Club Focus, an industry research group, sales in the warehouse club industry totaled approximately $13.3 billion in 1988, representing 1% of U.S. nonautomotive retail sales, which totaled approximately $1.28 trillion. In calendar year 1997, industry-wide sales totaled approximately $41.2 billion, or 2.1% of all U.S. nonautomotive retail sales, which totaled approximately $1.93 trillion. These results represent compound annual growth rates of 13.4% for warehouse club sales and 8.4% for market share. The compound annual sales growth rate of 13.4% compares to only 4.7% in compound annual growth for U.S. nonautomotive retail sales over the same period. Warehouse club industry sales have increased steadily, capturing an increasing percentage of U.S. nonautomotive retail sales in each of the last 10 years. Spawned in the 1970s with the introduction of a regional Southern California membership-based retail and wholesale warehouse club, the warehouse club industry has grown to include three national warehouse club chains, Costco, BJ's

Wholesale Club, Inc. and Sam's Club (a subsidiary of Wal-Mart), with 1997 annual sales growth rates of 16.5%, 8.6% and 4.8%, respectively.

  Traditional warehouse clubs focus on both retail and small-business customers, with store formats averaging approximately 115,000 square feet. These retailers typically (i) offer a range of national brand and selected private label products, often in case, carton or multiple-pack quantities,
(ii) provide no-frills, self-service warehouse facilities with pallet-stacked product aisles, and (iii) charge annual membership fees. Prior to the inception of the membership warehouse club concept in the mid-1970s, the dominant companies selling comparable lines of merchandise were department stores, grocery stores and traditional wholesalers. Warehouse clubs positioned themselves as low-price leaders in the communities they entered and thereby quickly gained market share as their new merchandising concepts and aggressive marketing techniques led to a more competitive retail environment.

  The Company believes that its target island markets are similar in many respects to those found in the United States before the introduction of the first warehouse club stores; however, island markets are characterized by distinct attributes that, management believes, lead to certain competitive advantages for the Company. Logistical challenges are presented by operating individual store units in remote locations, whether in terms of information flow or transportation of goods. Meeting these challenges requires specially tailored systems and methods. Issues related to receiving local government approvals, dealing with island real estate and site selection, and constructing weather-resistant buildings that have been properly formatted for efficient retailing are difficult to overcome. Retailers, and thus consumers, in island markets often have limited experience with modern, more effective retailing methods and therefore, the Company believes, an opportunity exists to capitalize on competitive advantages inherent in employing such techniques. In addition, while the typical U.S. warehouse club customer has virtually unlimited access to popular U.S. brand-name products, these products are carried by relatively few local island retailers. As a result, an unusually strong yet largely unsatisfied demand for certain products may exist. Each island or region demonstrates unique consumer preferences and thus may require effective retailers to conduct regional research and to incorporate flexible localized merchandise purchasing policies in order to offer a diverse selection of local products, as well as popular U.S. brand-name products. Based on the increasing acceptance of the traditional warehouse-club concept in mainland markets, the Company's experience and operating results in current island locations, as well as its market research of potential markets, the Company believes that significant opportunities exist in island markets for expansion of its warehouse club store concept.

  The Company has identified its prototypical target market as an island with a minimum population of 40,000 and a Gross Domestic Product of at least $125 million. The Company estimates that at least 30 Pacific and Caribbean islands meet or exceed these criteria. Based on its estimates, the Company believes these islands currently represent as many as 90 potential locations for its island concept stores.

BUSINESS STRATEGY

  The Company's goal is to become the leading operator of warehouse club-style stores in island markets by leveraging its island-operations expertise, utilizing modern systems and merchandising techniques, offering competitive prices while maintaining attractive margins, providing a localized product mix and benefiting from low overhead costs.

  Concentrate Expansion Efforts in Island Markets. The Company's expansion strategy focuses on opening mid-sized warehouse club-style stores in island markets throughout the Pacific and Caribbean. The Company believes these markets offer significant opportunities for growth. Specifically, island markets are often characterized by (i) significant geographic and logistical challenges, (ii) local competition with minimal experience in modern retailing methods, and (iii) a high demand for U.S. brand-name products that have limited availability. In addition, the Company believes that traditional large-format warehouse club and discount retailers are generally unwilling to adapt their multiunit, continent-based operations to meet the unique characteristics and small populations of island markets.

  Leverage Island-Operations Expertise. Capitalizing on its experience in opening and operating retail warehouse club-style stores in remote U.S. Territories and the Hawaiian Islands, the Company has developed core competencies in overcoming the inherent challenges of island market operations. The Company has refined a mid-sized building prototype designed to endure severe island weather conditions. This prototype also incorporates low construction costs, specifications that can be easily and quickly replicated, and standardized equipment designed either to be readily repaired by island employees or efficiently monitored off-site by equipment vendors. Moreover, the Company has made a significant investment in its information systems and communication networks, enabling corporate management and store buyers to receive daily sales and inventory information and maintain regular contact with in-store management and employees. In addition, through its longstanding relationships with steamship lines, and with its present volume of deliverable goods, the Company has negotiated what it believes to be competitive transportation rates while selecting efficient shipping routes and cost-effective freight techniques, including the use of both a Company-operated cross-dock depot and independently operated distribution facilities.

  Utilize Modern Systems and Merchandising Methods to Successfully Enter Target Markets. Merchants in target markets often have not adopted modern retail operating efficiencies, including computerized cash registers and inventory-tracking devices, state-of-the-art refrigeration and air-conditioning equipment, efficient shelving and display racks, improved forklifts and sophisticated security systems. Moreover, the Company believes that many locally operated stores do not have access to the vendor network and distribution channels developed by the Company. As a result, the Company believes that it will be able to successfully enter remote island markets by using its advanced systems to provide a superior shopping environment for its customers by (i) monitoring sales and inventory levels and using this information to respond rapidly to changing consumer preferences and (ii) offering a level of product selection and customer service often not found in most of its local competitors' island stores.

  Emphasize Strong Margins While Maintaining Everyday Low Prices. In addition to providing a pleasant shopping atmosphere, the Company is able to sell its products at prices that it believes are substantially lower than those offered by its local island competitors, yet are still above those that could be charged in mainland markets. By leveraging its retail operating efficiencies and access to volume-purchasing discounts, the Company is able to acquire its products at a significantly lower cost than that paid by other island retailers. The Company passes along much of these savings to its customers through "low price leader," "everyday low prices" and "dare to compare" pricing policies. In addition, unlike most warehouse clubs, the Company does not charge a club membership fee, further providing cost-effective shopping to its customers. However, due to the considerable demand in island markets for the Company's goods, the lack of meaningful price competition and the generally high price levels found in such markets, the Company's prices are often higher than those charged on the mainland by warehouse clubs and discount retailers, enabling the Company historically to achieve higher margins than those achieved by mainland warehouse clubs and discount retailers.

  Use Localized Product Sourcing Yet Derive Benefits of Centralized Purchasing. An important element of the Company's marketing strategy is to specifically cater its product selection to each distinct island market. To this end, the Company conducts market research through its vendors, store managers and resident employees to ascertain the preferences of each particular locale, including determining which national brands are favored and which regional and ethnic items are desired. The Company's buyers then procure a majority of these products through the Company's centralized purchasing department, thus deriving the benefits of volume purchase discounts, streamlined distribution and enhanced selection. The remaining products, including locally produced items that are available only in a particular region, are generally purchased by store managers and Company buyers directly from suppliers located in the region.

  Capitalize on Efficient Facilities, Controlled Operating Expenditures and Cost-Effective Labor. The Company seeks to minimize costs throughout its operations in an effort to decrease overhead and increase margins. These savings are achieved through the use of efficient facilities, including designing stores that (i) do not incorporate expensive fixtures such as floor tiles and false ceilings, (ii) are energy-efficient as a result of modern refrigeration and air-conditioning equipment, (iii) encourage self-service and feature sophisticated scanning systems, thereby reducing labor and shrink expense, and (iv) maximize selling-floor space, thus reducing overall space requirements and rental expense. In addition, the Company has been able to limit advertising expense by relying primarily on "word-of-mouth" publicity in island markets because of its significant market presence in relation to most of its competitors. Further, the Company's efforts at controlling inventory shrink expense have contributed to increased gross profit. Finally, although the Company generally pays its employees above-market wages and is thereby able to attract and retain high-quality workers, the Company's labor costs remain relatively low as a result of the overall low wages typically paid in island markets.

EXPANSION PLANS

  General. The Company's expansion plans focus on opening new stores in foreign island markets. The Company believes such island markets offer significant opportunities for growth because they are often characterized by
(i) significant geographic and logistical barriers to entry, (ii) existing higher-priced local competitors with minimal experience with modern operating processes in purchasing, distribution, merchandising and information technologies, and (iii) a high demand for U.S. brand-name products with limited availability. The Company intends to resume expansion efforts in fiscal 1998 after concentrating its efforts in fiscal 1996 and 1997 on (i) improving internal operating efficiencies, (ii) standardizing its island business model and related strategies, and (iii) closing nearly all of its U.S. mainland stores. The Company plans to open three stores in fiscal 1998 (one store in St. Thomas and two stores in Fiji), six stores in fiscal 1999 (one store in Curacao, Netherlands Antilles, where the Company has entered into a lease and begun preconstruction activities) and six stores in fiscal 2000. Overall, the Company anticipates opening at least 26 new stores by the end of fiscal 2002 throughout the Caribbean and Pacific.

  Mid-Sized Format. The average size of the Company's seven island stores is approximately 30,000 square feet, while the traditional warehouse stores found in the United States average approximately 115,000 square feet. The Company has developed a store "footprint" based on a 36,000-square-foot facility, which it believes is adaptable from anywhere between 25,000 to 45,000 square feet. The Company's prototype was developed in consultation with architects and designers who helped design many of the warehouse stores operating in the United States today. The 36,000-square-foot prototype is being used in the construction of the two stores in Fiji, the store in St. Thomas, and the store planned for Curacao.

  Site Selection. The Company believes that the reduced size of its stores, as compared to typical large-format discount retailers, will enable it to operate profitably in markets far less populated than typical warehouse clubs. The Company chooses potential store sites by comparing the demographics of its current store base to the demographics of the target market. The following chart reflects the demographics of the Company's current U.S. Territories stores, sites under development and islands that the Company currently considers to be potential markets for Company stores during the next several years:

                                                         GROSS
                                                       DOMESTIC
                                          POPULATION    PRODUCT
         LOCATION                         (ESTIMATED) (ESTIMATED)
         --------                         ----------- -----------
         CURRENT
           Guam..........................    154,000    $ 3.1B
           U.S. Virgin Islands...........    102,000    $ 1.2B
           American Samoa................     51,000    $ 253M
         UNDER DEVELOPMENT
           Fiji..........................    800,000    $ 1.6B
           Netherlands Antilles..........    211,000    $ 2.0B
         SITE SELECTION PHASE
           Papua New Guinea..............  4,142,000    $ 4.6B
           New Zealand...................  3,587,000    $65.6B
           French Polynesia (Tahiti).....    229,000    $ 3.4B
           Tonga.........................     99,000    $ 125M
           Aruba.........................     73,000    $ 1.1B

  Because of the unavailability of detailed demographic studies by third-party consultants, the Company's market analysis is performed in-house. The Company compares the results of its analysis with the demographic statistics of its successful island stores. If the demographics for a targeted location compare favorably with those of its current island operations, the Company includes the target location as a potential site for expansion.

  Once the Company identifies a target location as a possible site for its expansion and, further, it is satisfied with political and regulatory environment in the target location, the Company compares the prices charged by local competitors to the prices the Company would need to charge in order to achieve an acceptable return on its investment (after factoring in cost of the product, cost of freight, duties, port charges, transportation and taxes). If the Company's market research indicates that the Company would be able to charge an adequate price for its products, the Company commences a formal search for a suitable store site. Desirable attributes of suitable sites include a central location in a population center of at least 40,000, sufficient space for the Company's facility, including parking and loading docks, access to utilities and suitable geological conditions for successful construction.

  Store Openings. The Company prefers to lease its facilities, which are generally built to Company specifications. To this end, the Company has developed a standard lease that it uses as a starting point for its lease negotiations with each potential landowner/developer. The Company routinely negotiates a 10-year lease with at least two five-year renewal options. The Company generally does not incur construction expenses for the building itself; however, the Company provides each developer with construction specifications and a project timeline. The Company plans to source construction materials for its buildings to help control lease costs and ensure building quality. The Company estimates that it takes approximately eight months from execution of the lease to store opening. The use of the Company's prototype plans helps ensure that the building will be properly configured for installation of the Company's fixtures. The refrigeration equipment will be installed under the supervision of the equipment vendor, with the Company's crew installing other equipment. The Company anticipates that in fiscal 1998 and 1999 its required investment to open a new store will be approximately $2.0 million, including approximately $300,000 for opening expenses, $800,000 for store fixtures and equipment and $900,000 for inventory. The Company expects to carry approximately $1.8 million of inventory, including $600,000 of inventory in transit. Typically, 50% of the Company's inventory is vendor-financed, resulting in a $900,000 average per-store inventory investment by the Company.

  The new St. Thomas store will be constructed and owned by the Company at a total estimated cost of $3.0 million, including $400,000 for furniture, fixtures and equipment. The existing St. Thomas store will be closed when the new store is opened. The current lease on the existing St. Thomas store expired March 31, 1998, and the store is being rented on a month-to-month basis. The equipment and inventories will be relocated to existing and new stores.

  The Company generally does not intend to own the land or buildings for its stores. To the extent, however, that the Company believes it to be advantageous to purchase land for new store sites or to construct new store buildings, the Company may use its cash resources or existing financing sources during the construction period and subsequently attempt to obtain permanent financing after the stores are opened. The ability of the Company or its potential future landlords to secure financing for new stores is subject to the availability of commercial real estate loans; failure to secure adequate financing on a timely basis would delay or potentially prevent new store openings.

STORE ECONOMICS

  Cost-U-Less benefits from attractive store-level economics and favorable returns on investment at its island stores, which it believes will help drive and support its planned expansion. The Company's seven island stores open during all of fiscal 1997 generated annual average net sales of approximately $15.9 million, average net sales per square foot of $519, average annual per store contribution of approximately $805,000 and average store contribution before depreciation of approximately $888,000. The average investment in equipment and leasehold improvements as of December 28, 1997 in the seven island stores was approximately $884,000. The average investment in inventory, net of accounts payable of approximately 50%, was $650,000 at December 28, 1997. The store contribution return on average island investment for fiscal 1997 was 53%.

STORE LOCATIONS

  The Company currently operates eight warehouse club-style stores: two in Hawaii, two in Guam, one in St. Thomas, one in St. Croix, one in American Samoa and one in Sonora, California.

                                          APPROXIMATE
                                            SQUARE     LEASE                     OPTION TO
LOCATION                   DATE OPENED      FOOTAGE     TERM    EXPIRATION DATE   EXTEND
--------                 ---------------- ----------- -------- ----------------- ---------
Dededo, Guam............ May 1, 1992        31,200    10 years May 1, 2002       10 years
Hilo, Hawaii............ August 27, 1992    23,000    15 years August 31, 2006   10 years
Kapaa, Kauai............ March 18, 1993     22,000    10 years November 15, 2002 10 years
St. Thomas, USVI........ August 19, 1993    38,700    monthly  N/A                  N/A
Sonora, CA.............. January 27, 1994   23,150    10 years January 1, 2004   10 years
St. Croix, USVI......... November 3, 1994   26,210    10 years November 1, 2004  10 years
Tamuning, Guam.......... March 15, 1995     41,145    15 years March 1, 2010     10 years
Pago Pago, American
 Samoa.................. March 20, 1995     32,055    10 years February 28, 2005 15 years

  The Company has signed a land lease to build a new, replacement store on St. Thomas. The lease has a term of 20 years with an option to extend for an additional 30 years. The Company has entered into an agreement to lease a store in Nadi, Fiji, which the Company anticipates will occupy approximately 25,000 square feet and will be built to Company specifications. The lease contemplated by the agreement will have a 10-year term with an option to extend for an additional 20 years. The Company has entered into a similar agreement to lease a store in Suva, Fiji, which it anticipates will occupy approximately 30,000 square feet and will be built to Company specifications. The lease contemplated by the agreement will have a 10-year term with an option to extend for an additional 10 years. The Company is currently subleasing two small sites in Fiji to maintain its business and regulatory licenses and test its systems while it awaits the completion of the two new Fiji stores. The Company has also signed a lease for a store in Curacao, Netherlands Antilles. The Company anticipates that the store will occupy approximately 39,000 square feet and will be built to Company specifications. The lease has a 10-year term with options to extend for an additional 10 years.

MERCHANDISING

  Store Layout. The Company has incorporated into its prototype store many standard features found in domestic warehouse clubs that had been previously unused in most island markets. Store layout and interior designs were planned and calculated using computer models, with the goal of maximizing the sales per square foot and providing uniformity among the stores. Further, the Company believes that its use of loading docks, comparatively large freezer and refrigeration space with state-of-the-art equipment, efficient shelving and display racks, computerized cash registers and inventory tracking systems, and multiple checkout lanes helps give it a competitive advantage over its island competitors. Additionally, because of the damage often caused by severe weather in its island markets, the Company has designed its prototype to withstand the severe wind and heavy rain associated with hurricanes, typhoons and tropical storms.

  The Company has used considerable care in developing its store layout, which features a logical flow to encourage shopping of all departments. Customers enter through large roll-up metal doors and utilize a large shopping cart or, in some instances, a rolling flat-bed cart for purchases in larger sizes or quantities. All items are within easy reach on the floor or, because of the Company's reduced store size, on a shelf above the sales floor. When ready for check-out, the customer proceeds to the check-out area in the front of the store, which usually features 10 lanes. During a typical store visit, the average customer will spend approximately $50. Various forms of payment are accepted, including food stamps and debit and credit cards, and credit is extended to some local businesses and government agencies. Utilizing a no-frills approach, the stores display items in steel racking, usually on the vendor's pallets or in open cases, to maximize warehouse space and minimize labor costs. In-store signage reinforces the basic value image, while stores generate customer excitement through the use of end-cap displays featuring new merchandise and special promotions, food demonstrators offering product samples, and ongoing introduction of new items. The following diagram represents the layout for the Company's prototype stores under development:

                             [FLOORPLAN OF STORE]

                                 STORE DIAGRAM

  The Company has also attempted to minimize costs through the design of its prototype. The Company does not use expensive fixtures such as floor tiles and false ceilings, and thereby lowers construction and maintenance costs. In addition, the Company's refrigeration supplier has designed a specialized refrigeration units using modern equipment that allows for cost-effective monitoring, maintenance and repair, and keeps energy costs to a minimum. The Company has also developed standardized construction specifications. As a result of the Company's planned expansion and through extensive negotiations with suppliers, the Company has achieved competitive prices on its building materials, such as metal exterior panels, building components, store equipment and shelving, thus allowing the Company to control material costs on a per-facility basis and help ensure uniformity of materials throughout its facilities while reducing the Company's lease expenses.

  Product Categories. The Company typically carries approximately 2,500 stock-keeping units ("SKUs"), compared to the 3,500 to 5,000 SKUs estimated by industry sources to be carried by traditional warehouse clubs. Certain departments found in most large-format warehouse clubs such as apparel, automobile tires and prescription drugs are eliminated at Cost-U-Less. All Cost-U-Less stores feature the following main product categories:

    Food--Perishables. Meat, produce, deli, dairy and frozen items represent approximately 28% of a typical store's net sales. The "reach-in" freezers and coolers are substantially larger than those found in the stores of most of the Company's local island competitors.

    Food--Nonperishables. Dry grocery goods, including soda, wine, beer, liquor, candy and snacks, represent approximately 42% of a typical store's net sales. Also included in this area are ethnic and specialty items catering to local consumer demands.

    Nonfood. Other nonfood items comprise the remaining 30% of a typical store's net sales, and include tobacco, sundries, health and beauty, office, hardware, electronics, housewares, furniture and sporting goods.

  Purchasing. The Company balances its product mix by providing popular U.S. brand names together with local ethnic items found in each island region. Approximately one-third of the Company's product items are produced locally or purchased through local suppliers in each market. Offering locally purchased merchandise enables Cost-U-Less to better serve its island customers and offer an innovative variation to the warehouse store format. Store managers are able to purchase product that may be available only on their particular islands. The Company's buyers monitor sales and inventory levels on a daily basis from all of the Company's stores, which allows the Company to quickly spot product trends and discontinue slow-moving products. Morever, in an effort to cater to retail customers who generally purchase products for home use, the Company carries products in various product sizes, including single packages, "bulk packages" and mid-sized "value-packs." This strategy differs from traditional warehouse clubs, which typically stock only products in bulk quantities to satisfy their wholesale client base.

  Pricing. The Company strives to be the "low price leader" for the markets it serves. Cost-U-Less does not charge its customers a membership fee, which allows all consumers to receive the benefits of the Company's value-pricing philosophy. The Company provides everyday low prices that are often lower than regular prices offered at most retailers, such as grocery stores, and are generally intended to be slightly lower than those offered by mass merchant discount retailers, such as Wal-Mart and Kmart, that operate in the Company's island markets. In order to ensure that the Company has the lowest prices available in a particular market, the Company regularly compares prices and products being offered by the Company's local competitors. Generally, given the economic efficiencies the Company can bring to bear with its ability to purchase product at larger quantities as well as its efficient distribution system that allows it to take advantage of optimal freight and transportation costs, the Company has a competitive advantage when pricing most of its products compared to local competition. However, if the comparison of local competitors' prices discloses that the Company's prices exceed those of its local competition, store managers have the authority to reduce prices to remain competitive. This decentralization of pricing decisions allows the Company to respond quickly and efficiently to competitive challenges in each of its island markets.

OPERATIONS

  Distribution and Inventory Management. The Company typically buys directly from manufacturers in large quantities (full truck loads whenever possible). The Company currently uses three distribution facilities: a Company-operated facility in Union City, California and independently operated facilities in Port Everglades, Florida and Auckland, New Zealand. At each distribution facility, merchandise is received, consolidated and cross-docked, and ultimately shipped in fully loaded containers to the Company's stores. Each store has a "lane" designated to it in the depot; when a full container load is queued into the lane, it is loaded by forklift into a cargo container, which, when filled, is then delivered to the closest port for shipment to the designated store. Management has significant experience and long-term relationships with steamship lines and, with its present volume, has negotiated what it believes to be competitive transportation rates. The Company does not have a warehouse, but controls inventory levels in stores by maintaining sufficient back stock in stores combined with efficient cross-dock facilities. For perishable items, the Company uses independently operated consignment depots that are for the Company's exclusive use. Each supplier of perishable items, such as meats, frozen foods, fruits and vegetables, pays a storage charge for use of such depots based upon the amount of space used for storage of each supplier's goods. The Company gives its suppliers of perishable items notice of its projected supply needs, and these suppliers deliver product to the depots. However, the Company does not accept delivery of the product, nor is it responsible for payment, until it places a final order. Once the final order is placed, the goods are removed from the consignment depot and loaded onto refrigerated shipping containers located at the consignment depots, at which point the goods are deemed delivered. The Company then transports the shipping containers to the nearest port for shipment to its island stores. By using this procedure, the Company minimizes loss of perishable product due to over-orders because it does not "purchase" the goods until it is certain of the needs of its stores.

  Operating Systems. The Company believes that its operating systems provide a competitive advantage compared to the local competition. Each Company store is outfitted with adjustable metal shelving that allows the Company to vary the display of its product based on each location's specific consumer needs. In addition, the Company is making use of new forklifts that have a smaller turning radius, resulting in the ability to decrease the width of aisles. Reducing aisle widths reduces the size requirements for future stores while maintaining selling space, and produces savings in rent expense as well as energy costs. Each island store has backup generators designed to protect perishables and the store's security system during disruption of electric service caused by severe weather conditions that can occur in island markets. The Company has designated the Sonora, California store as a testing facility to test various store layouts and display patterns, which enables management to review and monitor various store designs and innovations before they are implemented in island locations. In its new stores, the Company will utilize a specialized refrigeration system comprised of several smaller components rather than one large component. Because the system uses many different compressors, the loss of one compressor does not shut down the entire refrigeration system. At the first indication of system failure, the refrigeration supplier notifies a local service provider, who visits the Company's facility and replaces the faulty component. Moreover, the Company keeps many replacement components on-site. This system also helps minimize the loss of product associated with damaged refrigeration units.

  Management Information Systems. Cost-U-Less considers management information systems to be a key component of its strategic plan. The Company tracks all inventory movement, sales and purchase orders by SKU number, vendor number, store and date. The Company currently uses electronic point-of-sale equipment in all stores, and in the depot located in Union City, California. All data from each location is sent via modems or the Internet to the computer system located at the Company's corporate headquarters in Bellevue, Washington. Using both Company personnel and contract consultants, the Company has enhanced, extended and improved the data capabilities of its software systems to support an inventory tracking report and comparisons by year, by store, by item and by vendor. The Company is developing the specifications for integrated systems to support automatic replenishment of inventory and supplies, and to profile sales and purchasing trends. The Company is also testing its new procedures for multi-currency inventory and purchase order functions. The Company believes that its current computer systems will support anticipated growth through fiscal 1999 though the Company may upgrade earlier. In order to maintain its competitive advantage in its chosen markets, the Company uses a corporate-wide intranet and the Internet, which allows for quick responses to ever-changing customer needs and local retail opportunities. Because the Company's stores are located on various islands, the ability to quickly, consistently and accurately communicate between headquarters and store locations is imperative. The Company's expansion plans anticipate continued use of the intranet and the Internet to connect its stores, thereby decreasing communication costs. The Company plans to integrate new applications aimed at providing enhanced services, data analysis and improved customer service, thus raising office and store productivity. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, including in connection with its planned systems revisions, there can be no assurance that the Company will not experience systems failure or interruptions, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Dependence on Systems; Year 2000 Compliance."

  Employee Organization, Training and Compensation. Management of each Cost-U-Less store consists of a store manager, two assistant managers and one or more department managers, depending on the store. Typically, the department managers are assigned to two categories: merchandising and administrative. The merchandising manager oversees the training and day-to-day operations of the stockers, forklift operators and receiving clerks. The administrative manager oversees the training and day-to-day operations of the vault clerks, cashiers and security personnel, if applicable.

  In order to meet its expansion goals, the Company believes it will need to hire approximately 45 employees for each new store. The Company's goal is to hire most of those employees from the island market, thus creating job opportunities for local residents. The Company attempts to promote its store managers internally. The Company requires its store managers to complete an approximately six-month training program in the Company's store in Tamuning, Guam, which is used as a training facility for potential managers. New store employees receive initially one to two weeks of training, which typically includes working alongside individuals in comparable positions before working without direct supervision. The Company has found that such on-the-job training, together with the use of detailed operating and training manuals, is an effective way to introduce new employees and managers to Cost-U-Less systems and procedures.

  The Company strives to attract and retain highly motivated, performance-oriented employees and managers by offering competitive compensation, including bonus programs based on their performance. Store managers participate in a manager bonus program that ties compensation awards to the Company's overall profits. In addition, all store employees are eligible to participate in an incentive plan whereby they receive monthly bonuses for increased store sales and control of inventory shrink expense. Although the Company believes that it generally pays its employees above-market wages and is thereby able to attract and retain high-quality employees, it believes that island wages are generally lower than mainland wages and thus result in decreased labor costs.

  Local service providers are also trained in the maintenance and repair of the Company's refrigeration and air-conditioning systems. The Company and its refrigeration supplier send crews to facilities during the construction phase to install these systems. These crews work with local electricians, training them in the operation and installation of the Company's systems. Thus, when repairs are necessary, the Company may opt to use a local vendor rather than incur the expense and time involved in using a service person from either the U.S. mainland or New Zealand.

CUSTOMER SERVICE

  The Company brings to its island markets a commitment to customer service that it believes gives it a competitive advantage in each of the local markets it serves. The Company's store layout is designed to maximize floor space used for selling product as well as to give customers a spacious feel while shopping. Various forms of payments are accepted, including food stamps and credit and debit cards, and credit is extended to some local businesses and government agencies. The Company has a 30-day, no-questions-asked return policy. Each of the Company's stores has approximately ten checkout lanes, which allows for quick and efficient shopping. Each store features a customer desk where customers can have questions answered, usually by a management team member. In addition, employees are trained to help customers locate store products.

MARKETING AND ADVERTISING

  The Company generally relies on word-of-mouth advertising in order to save on advertising and marketing costs and pass on the savings to its customers. The Company currently spends less than 0.2% of net sales on advertising, and in the past has utilized coupon books, direct mail advertising and newspaper advertisements. The Company recently hired a manager of marketing and advertising to analyze demographic and market data necessary for its expansion plans and to develop marketing and advertising strategies for those markets that require it.

COMPETITION

  The warehouse club and discount retail businesses are highly competitive. The Company has faced significant competition from warehouse clubs and discount retailers such as Wal-Mart, Kmart and Costco in Hawaii, Kmart in the U.S. Virgin Islands, and Kmart and a local joint venture between Price Enterprises, Inc. and a regional investor in Guam. The Company's competition also consists of regional and smaller discount retailers and other national and international grocery store chains. Some of the Company's competitors have substantially greater resources, buying power and name recognition than the Company. The Company is targeting expansion in additional island markets that it believes are underserved by existing retailers. The cost of doing business in island markets is typically higher than on the U.S. mainland because of ocean freight and duty costs and higher facility costs . After eight years of experience refining the warehouse club format in island markets, management believes that significant growth and profit opportunities exist in remote island markets. While the Company expects that the size of many of the markets in which it operates or expects to enter will deter entry by most of its larger competitors, there can be no assurance that the Company's larger competitors will not decide to enter these markets or that its smaller competitors will not compete more effectively against the Company. The Company's gross margin and operating income are generally lower for those stores in markets where traditional warehouse clubs and discount retailers also operate stores. The Company may be required to implement price reductions in order to remain competitive should any of its competitors reduce prices in any of its markets. Moreover, the Company's ability to expand into and operate profitably in new markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse clubs or discount retailers. See "Risk Factors--Competition."

PROPERTIES

  The Company currently leases its eight existing store locations. The stores average approximately 30,000 square feet and range in size from approximately 22,000 square feet to approximately 41,000 square feet. The store leases typically have a term of ten years with an option to lease for an additional ten years, with lease rates that increase periodically over the term of the lease. With the exception of the Sonora store and the current St. Thomas store, both of which opened in existing facilities, all of the Company's stores have been built to Company specifications. See "--Store Locations."

  The Company leases approximately 40,000 square feet for its distribution facility in Union City, California, which lease expires on December 31, 1998. The Company also leases approximately 6,000 square feet of office space for its headquarters in Bellevue, Washington, which lease expires on April 30, 1999. The Company subleases approximately 2,000 additional square feet at its headquarters in Bellevue on a month-to-month basis. Beginning on July 1, 1998, the Company will lease approximately 430 square feet of office space in Auckland, New Zealand. Such lease term will expire on July 1, 1999, but can be renewed thereafter on a month-to-month basis. The Company believes that such corporate offices and distribution facilities will be sufficient to meet the Company's needs through the end of fiscal 1999. The Company expects it will be able to renew the Union City, California and Bellevue, Washington leases annually; however, the Company believes it will be able to find suitable replacements facilities if either facility lease is not extended.

TRADEMARKS

  The Company has applied for registration of the name and stylized logo "Cost-U-Less."

GOVERNMENTAL REGULATION

  The Company is subject to various applicable laws and regulations administered by federal, state or U.S. Territory regulatory authorities, including, but not limited to, laws and regulations regarding tax, tariffs, zoning, employment and licensing requirements. Additionally, as the Company pursues future expansion in foreign countries, the Company's operations will be subject to foreign regulatory standards involving corresponding laws and regulations, in addition to customs, duties and immigration laws and regulations. Changes in the foregoing laws and regulations, or their interpretation by agencies and the courts, occur from time to time. While the Company believes that it presently complies in all material respects with such laws and regulations, there can be no assurance that future compliance will not have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Risks Associated With Island and International Operations."

EMPLOYEES

  As of May 1, 1998, the Company employed 34 full-time people at its corporate headquarters in Bellevue, Washington, and 10 people at its main distribution facility in Union City, California. In total, the Company employs approximately 365 people worldwide. None of the Company's employees are covered by collective bargaining agreements. The Company considers its relationship with its employees to be good.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Prospectus, the Company is not a party to any litigation that, if adversely determined, would have a material adverse effect on its business, financial condition and operating results.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The directors, executive officers and key employees of the Company, and their ages and positions as of May 1, 1998, are as follows:

NAME                     AGE                            POSITION
----                     ---                            --------
EXECUTIVE OFFICERS AND
 DIRECTORS
  Michael J. Rose.......  47 Chairman of the Board, President and Chief Executive Officer
  Allan C. Youngberg....  45 Vice President-Chief Financial Officer, Secretary and Treasurer
  Donald L. Gevirtz.....  70 Director
  George C. Textor......  53 Director
  David A. Enger........  52 Director
  Wayne V. Keener.......  60 Director
  Gary W. Nettles.......  46 Director
KEY EMPLOYEES
  Terence R. Buckley....  61 Director of Pacific Expansion
  James F. Arcuri.......  48 Project Manager
  Donald A. Kunecke.....  45 Management Information Systems Manager
  William W. Lofgren....  35 Operations Manager
  Michael T. Scalzo.....  33 General Merchandise Manager
  Paul J. Schulte.......  49 Sales and Marketing Manger

  Prior to the effective date of this Prospectus, the Board of Directors will be divided into three classes. Each director will serve for a three-year term and one class will be elected each year by the Company's shareholders, commencing at the Company's annual shareholders meeting in 1999. Directors hold office until their terms expire and their successors are elected and qualified. The terms of the current directors will expire as follows: Messrs. Nettles and Enger in 1999, Messrs. Keener and Textor in 2000, and Messrs. Rose and Gevirtz in 2001. Executive officers are appointed by, and serve at the direction of, the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

EXECUTIVE OFFICERS

  Michael J. Rose is the founder, Chairman of the Board, President and Chief Executive Officer of the Company. Prior to 1992, Mr. Rose was President and a 50% shareholder of Rose-Chamberlin Inc. ("Rose-Chamberlin"), a brokerage company founded in 1985, which acted as a manufacturers' representative and sold merchandise primarily to Costco.

  Allan C. Youngberg has been Vice President-Chief Financial Officer, Secretary and Treasurer of the Company since January 1993. Prior to joining the Company, Mr. Youngberg was President and a 50% shareholder of Youngberg & Schumacher, P.S., a certified public accounting firm in Bellevue, Washington, which Mr. Youngberg formed in 1984 and sold in December 1992. Mr. Youngberg is a Certified Public Accountant.

DIRECTORS

  Donald L. Gevirtz has been a Director of the Company since January 1998. Since 1996, Mr. Gevirtz has served as the director of the Gevirtz Research Center, a nonprofit organization involved in educational outreach projects. Mr. Gevirtz served as U.S. Ambassador to the Republic of Fiji, the Kingdom of Tonga, the Republic of Nauru and the Republic of Tuvalu from 1996 through 1997. From 1970 to 1996, Mr. Gevirtz served as Chairman of the Board and Chief Executive Officer of the Foothill Group, Inc., a public company engaged in banking services, which was sold to Norwest Bank Corporation in 1995.

  George C. Textor has been a Director of the Company since January 1998. Mr. Textor is a general partner of Capstan Partners, a Seattle-based private equity investment fund which he co-founded in 1988. From 1982 to 1988, Mr. Textor was a founding general partner of Cable Howse & Ragen (now Ragen MacKenzie Group Incorporated), an investment banking and brokerage firm located in the Pacific Northwest. Mr. Textor serves as a director of Pyramid Breweries, Inc., a public company that makes specialty beers.

  David A. Enger has been a Director of the Company since 1993. Mr. Enger has served since 1992 as Executive Vice President of Keener's, Inc. dba K&N Meats ("Keener's"), one of the Northwest's largest distributors of fresh foods. In 1990, Mr. Enger founded the Business & Banking Institute, where he currently engages in business and banking consulting and training. From 1980 to 1990, Mr. Enger served as a principal of Management Advisory Services, Inc., a business and banking consulting firm which he co-founded in 1980. From 1976 to 1980 Mr. Enger was a vice president of Seafirst Bank. Mr. Enger serves as a director of Keener's, Colmac Industries, Inc., a dry-cleaning equipment manufacturer, and Colmac Coil Manufacturing, Inc., a heating and air-conditioning coils manufacturer.

  Wayne V. Keener has been a Director of the Company since 1989. Since 1960, Mr. Keener has been the President and Chief Executive Officer of Keener's, of which he has been a 50% owner since 1989. Mr. Keener serves as a director of both the National Meat Association and the North American Meat Association.

  Gary W. Nettles has been a Director of the Company since 1996. Mr. Nettles is a Certified Public Accountant and owner of Guchereau & Nettles, an accounting firm located in Costa Mesa, California, where he has worked since 1987.

KEY EMPLOYEES

  Terence R. Buckley has been Director of Pacific Expansion of the Company since 1998, after joining the Company as a consultant in February 1997. Mr. Buckley also serves on the board of directors of a wholly owned subsidiary of the Company. From 1978 until joining the Company, Mr. Buckley worked on various consulting projects for companies throughout the Pacific, including projects for Hyatt International Corporation and Fletcher Challenge Limited, a New Zealand natural resources and construction company. Mr. Buckley has lived in Fiji for 10 years and has extensive knowledge and contacts in the Pacific and New Zealand.

  James F. Arcuri has been Project Manager of the Company since 1994. He joined the Company in 1991 as a store manager in Hawaii and opened the Sonora, California store in 1994. Mr. Arcuri is currently responsible for construction of new stores and maintenance of store facilities. From 1979 to 1991, Mr. Arcuri was President of A&F Stores Corporation, a chain of high-end specialty markets based in southern California. Mr. Arcuri's responsibilities at A&F Stores included site procurement, lease negotiations, construction management and working with developers.

  Donald A. Kunecke has been Management Information Systems Manager of the Company since 1995, after joining the Company in 1994 as program manager. From 1992 to 1994, Mr. Kunecke was the principal and owner of Softnet, Inc., a computer software support company. Mr. Kunecke has over 20 years of experience with systems development and implementation of relational database management systems. He has held positions in information technology with Northern Telecom, Inc., Martin Marietta International, Inc. and Boeing Computer Services.

  William W. Lofgren has been Operations Manager of the Company since 1996, after joining the Company in 1992 as Information Systems Manager. Mr. Lofgren has overall operational responsibility for the Company's stores. Prior to joining the Company, Mr. Lofgren served as Electronic Maintenance Manager of Costco from 1986 to 1991.

  Michael T. Scalzo has been General Merchandise Manager of the Company since 1995, after joining the Company in 1992 as a buyer. Mr. Scalzo assisted in creating the Company's buying office and was one of the original buyers for the Company. From 1990 to 1992, Mr. Scalzo worked for Rose-Chamberlin as an account executive.

  Paul J. Schulte has been Sales and Marketing Manager of the Company since January 1998. Mr. Schulte is responsible for the management and direction of the Company's marketing, advertising and promotional activities. From February 1997 to January 1998, Mr. Schulte worked as a co-principal and consultant of Crucible, Inc., a direct response mail-order catalog business. From 1995 to 1997, Mr. Schulte was Senior Vice President for Sales and Marketing of Acorto, Incorporated, a manufacturer and wholesaler of automatic espresso equipment. From 1994 to 1995, Mr. Schulte was Vice President of Marketing for Seattle Coffee Holdings, a retailer and wholesaler of specialty coffees. From 1973 to 1994, Mr. Schulte held a variety of senior sales and marketing positions with the Ford Motor Company.

BOARD COMMITTEES AND COMPENSATION

  The Company has established an Audit Committee and a Compensation Committee. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors, reviews the Company's balance sheet, statement of operations and cash flows and reviews and evaluates the Company's internal control functions. The Audit Committee consists of Messrs. Enger (Chairman), Keener, Nettles and Textor. The Compensation Committee reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock option plans and makes recommendations to the Board of Directors regarding such matters. The Compensation Committee consists of Messrs. Nettles (Chairman), Enger, Keener and Gevirtz.

  Directors of the Company are paid $1,000 for each Board of Directors meeting attended and $250 for each committee meeting attended. The Company also reimburses directors for travel expenses in attending meetings. The Company has granted nonqualified stock options to its directors pursuant to individual director stock option agreements. Directors have generally been granted a 10-year, immediately exercisable option to purchase 10,331 shares of Common Stock at an exercise price at $10.16 per share, and a 10-year option to purchase 2,951 shares of Common Stock at an exercise price of $10.16 per share, vesting ratably over a five-year period. In April 1997, the Board of Directors granted Michael J. Rose a 10-year, immediately exercisable option to purchase 10,331 shares of Common Stock at an exercise price of $10.16 per share, and a 10-year option to purchase 2,951 shares of Common Stock at an exercise price of $10.16 per share, which will become fully vested on August 1, 1998. See "--Executive Compensation." In January 1998, the Company granted Donald L. Gevirtz a 10-year, immediately exercisable option to purchase 88,554 shares of Common Stock at an exercise price of $7.62 per share. See "Certain Transactions." The Company intends that any future option grants to directors will be made pursuant to the Company's 1998 Stock Incentive Compensation Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No executive officer of the Company serves as a member of the board of directors of any entity that has one or more executive officers serving as a member of the Company's Board of Directors.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth certain information regarding compensation earned by the Company's Chief Executive Officer and its one other executive officer (the "Named Executive Officers") for the fiscal year ended December 28, 1997.

                                                LONG-TERM
                                               COMPENSATION
                          ANNUAL COMPENSATION     AWARDS
                         --------------------- ------------
                                                SECURITIES
   NAME AND PRINCIPAL                           UNDERLYING      ALL OTHER
        POSITION         SALARY($) BONUS($)(1)  OPTIONS(#)  COMPENSATION($)(2)
   ------------------    --------- ----------- ------------ ------------------
Michael J. Rose
 Chairman of the Board,
  President and Chief
  Executive Officer..... $220,000    $22,600      13,282          $8,102
Allan C. Youngberg
 Vice President-Chief
  Financial Officer,
  Secretary and
  Treasurer............. $160,000    $16,500         --           $3,293

--------
(1)  Represents bonuses paid pursuant to the Company's Manager Bonus Program.
(2) Consists of matching contributions to the Company's 401(k) profit-sharing plan of $2,375 for both Mr. Rose and Mr. Youngberg, payments of life insurance premiums of $1,227 to Mr. Rose and $918 to Mr. Youngberg, and director's fees of $4,500 paid to Mr. Rose.

  Option Grants in Last Fiscal Year. Mr. Youngberg was not granted any stock options during fiscal 1997. The following table sets forth certain information regarding stock options granted to Mr. Rose during fiscal 1997.

                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------
                                                                                POTENTIAL
                                                                             REALIZABLE VALUE
                                                                                AT ASSUMED
                                                                             ANNUAL RATES OF
                         NUMBER OF    PERCENT OF                               STOCK PRICE
                         SECURITIES TOTAL OPTIONS                            APPRECIATION FOR
                         UNDERLYING   GRANTED TO                              OPTION TERM(3)
                          OPTIONS    EMPLOYEES IN     EXERCISE    EXPIRATION ----------------
    NAME                  GRANTED   FISCAL YEAR(1) PRICE($/SH)(2)    DATE     5%($)   10%($)
    ----                 ---------- -------------- -------------- ---------- ------- --------
Michael J. Rose.........   13,282       29.0%          $10.16      4/30/07   $48,087 $156,503

--------
(1)  Based on a total of 45,744 options granted to employees during fiscal
     1997.
(2) In April 1997, the Board of Directors determined that Mr. Rose should have been granted stock options with the same terms and conditions as options granted to other directors who served on the Board of Directors in June 1993. Accordingly, the Board of Directors granted Mr. Rose a 10-year, immediately exercisable option to purchase 10,331 shares of Common Stock at an exercise price of $10.16 per share, and a 10-year option to purchase 2,951 shares of Common Stock at an exercise price of $10.16 per share, which will become fully vested on August 1, 1998. The fair market value of the Common Stock in April 1997 was $8.46 per share.
(3) The assumed rates of appreciation are prescribed by the Securities and Exchange Commission (the "Commission") for illustrative purposes only and are not intended to forecast or predict future stock prices.

  Fiscal 1997 Year-End Option Values. No options were exercised by the Named Executive Officers during fiscal 1997. The following table sets forth certain information regarding unexercised stock options held by the Named Executive Officers as of December 28, 1997.

                              NUMBER OF SECURITIES
                             UNDERLYING  UNEXERCISED    VALUE OF UNEXERCISED
                             OPTIONS AT FISCAL YEAR-   IN-THE-MONEY OPTIONS AT
                                     END(#)            FISCAL YEAR-END ($)(1)
                             -----------------------  -------------------------
    NAME                    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
    ----                    ----------- ------------- ----------- -------------
Michael J. Rose............   49,589          590      $174,652       $ --
Allan C. Youngberg.........   41,325        2,951      $194,652       $ --

--------
(1) Calculated on the basis of the fair market value of the Common Stock on December 28, 1997 at $8.46 per share, based on the price paid for shares of Common Stock in a transaction between shareholders in November 1997.

COMPENSATION PURSUANT TO PLANS

 Manager Bonus Program

  The purpose of the Manager Bonus Program (the "Program") is to provide an incentive to key employees to meet the Company's profit goals. Officers, store managers and other Company managers are eligible to participate in the Program. The bonus percentage under the Program is determined by the Compensation Committee at the beginning of the Program year upon the recommendation of the Company's Chief Executive Officer and Chief Financial Officer. Bonuses under the Program are determined on the basis of the Company's "Adjusted Net Income," as defined in the Program, which is calculated based on the Company's net income for the previous fiscal year, income tax expense, bonus expenses and other nonoperating income or expenses as determined by the Compensation Committee. No bonus is paid under the Program if the "Adjusted Net Income" is less than 80% of budgeted "Adjusted Net Income" for the previous fiscal year. Participants in the Program are eligible for a percentage of the total bonus paid under the Program, based upon the participant's salary divided by the combined salaries of all participants employed at the end of the fiscal year. The Compensation Committee may modify or terminate the Program at any time.

 1998 Stock Incentive Compensation Plan

  Prior to the effective date of this Prospectus, the Company expects to adopt the Company's 1998 Stock Incentive Compensation Plan (the "1998 Plan"). The purpose of the 1998 Plan is to enhance the long-term shareholder value of the Company by offering employees, directors, officers, consultants, agents, advisors and independent contractors of the Company and its subsidiaries an opportunity to participate in the Company's growth and success, and to encourage them to remain in the service of the Company and its subsidiaries and acquire and maintain stock ownership in the Company. The 1998 Plan provides for both stock options and restricted stock awards. A maximum of 500,000 shares of Common Stock will be available for issuance under the 1998 Plan, although no options or stock awards will be granted until after completion of the Offering.

  Stock Option Grants. The Plan Administrator of the 1998 Plan will be the Compensation Committee (the "Plan Administrator"), which will have the authority to select individuals who are to receive options under the 1998 Plan and to specify the terms and conditions of each option granted (incentive or nonqualified), the exercise price (which, for incentive stock options, must be at least equal to the fair market value of the Common Stock on the date of grant), the vesting provisions and the option term. For purposes of the 1998 Plan, fair market value means the closing sale price as reported on the Nasdaq National Market on the date of grant. Unless otherwise provided by the Plan Administrator, and to the extent required for incentive stock options by the Internal Revenue Code of 1986, as amended, an option granted under the 1998 Plan will expire 10 years from the date of grant or, if earlier, three months after the optionee's termination of service (other than termination for cause) or one year after the optionee's death or disability.

  Stock Awards. The Plan Administrator is authorized under the 1998 Plan to issue shares of Common Stock to eligible participants on such terms and conditions and subject to such restrictions, if any, as the Plan Administrator may determine in its sole discretion. Restrictions may be based on continuous service with the Company or its subsidiaries or the achievement of such performance goals as the Plan Administrator may determine. Holders of restricted stock are recorded as shareholders of the Company and have, subject to certain restrictions, all the rights of shareholders with respect to such shares.

  Adjustments. Proportional adjustments to the aggregate number of shares issuable under the 1998 Plan and to outstanding awards will be made for stock splits and other capital adjustments.

  Corporate Transactions. In the event of certain Corporate Transactions (as defined in the 1998 Plan), each outstanding option and restricted stock award under the 1998 Plan will automatically accelerate so that it will become 100% vested immediately before the Corporate Transaction, except that acceleration will not occur if such option or restricted stock award is, in connection with the Corporate Transaction, to be assumed by the successor corporation or parent thereof. Any option or restricted stock award granted to an "executive officer" (as that term is defined for purposes of Section 16 of the Securities Exchange Act of 1934, as amended) that is assumed or replaced in the Corporate Transaction and does not otherwise accelerate at that time shall be accelerated in the event such executive officer, for Good Reason (as defined in the 1998 Plan), or the successor corporation, without Cause (as defined in the 1998 Plan), terminates the executive officer's employment or services within two years following such Corporate Transaction.

 Amended and Restated 1989 Stock Option Plan

  The Company's Amended and Restated 1989 Stock Option Plan (the "1989 Plan") provides for the grant of incentive and nonqualified stock options to employees, officers, directors, agents, consultants and independent contractors of the Company. An aggregate of 1,350,000 shares of Common Stock has been authorized for issuance under the 1989 Plan. As of May 1, 1998, options to purchase an aggregate of 266,207 shares of Common Stock were outstanding under the 1989 Plan, with exercise prices ranging from $2.37 to $10.16 per share, and options to purchase 7,084 shares had been exercised. No additional options will be granted under the 1989 Plan, as future option grants will be made under the 1998 Plan. Options outstanding under the 1989 Plan will continue to be governed by the terms of the 1989 Plan.

  The 1989 Plan is administered by the Compensation Committee, which has the authority to select individuals who are to receive options under the 1989 Plan and to specify the terms and conditions of each option granted (incentive or nonqualified), the exercise price (which for incentive stock options must be at least equal to the fair market value of the Common Stock on the date of grant), the vesting provisions and the option term. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of 10 years from the date of grant. Options granted under the 1989 Plan are not transferable other than by will or the laws of descent and distribution, or by operation of law in the event of legal disability.

 401(k) Plan

  The Company maintains a 401(k) profit-sharing plan (the "401(k) Plan") that covers employees who satisfy certain eligibility requirements relating to minimum age, length of service and hours worked. Participating employees may elect to defer and contribute up to 15% of their compensation plus up to 100% of any Company-paid cash bonus to the 401(k) Plan, not to exceed the dollar limit set by law. The Company matches 25% of each employee's contribution that does not exceed 15% of such employee's compensation. The Company's matching contributions vest over five years at the rate of 20% per year of service.

                             CERTAIN TRANSACTIONS

  Prior to the Offering, the Company entered into transactions and business relationships with certain of its officers, directors and 5% shareholders. Any future transactions between the Company and its officers, directors or 5% shareholders will be subject to approval by a majority of the disinterested directors and will be on terms that the Company believes are no less favorable to it than would be available from independent third parties.

  Gevirtz Option. In January 1998, Donald L. Gevirtz was granted a 10-year, immediately exercisable option to purchase up to 88,554 shares of Common Stock at an exercise price of $7.62 per share in connection with his appointment to the Board of Directors. In order to encourage Mr. Gevirtz to join the Board of Directors, the Board granted him an option with a per share exercise price that was less than the fair market value of the Common Stock on the date of grant. The Company therefore recognized a compensation expense of $75,000 in the first quarter of fiscal 1998 in connection with this grant.

  Streamline Capital Corporation. In December 1997, the Company entered into an investment banking agreement with Streamline Capital Corporation ("Streamline Capital"). The principal of Streamline Capital is Steven L. Gevirtz, the son of Donald L. Gevirtz, a director of the Company. The agreement provides for investment banking services, including initiation and implementation of strategic financing arrangements to fund the Company's expansion. Pursuant to the agreement, as modified in March 1998, the Company agreed to pay Streamline Capital a monthly retainer of $6,000 (the "Retainer"), and a transaction fee of $75,000 in connection with the Offering. The Retainer offsets any transaction fee earned by Streamline Capital. As of May 1, 1998, the Company had paid Streamline Capital a total of $12,000. The agreement terminates upon closing of the Offering.

  Fiji Lease. In April 1998, the Company entered into a 10-year lease agreement with Westmall Limited, a Fiji limited liability company, to lease premises for its new store in Nadi, Fiji. Westmall Limited is partly owned by Terence R. Buckley, the Company's Director of Pacific Expansion. The monthly lease payments are approximately $14,000.

  Nevada Property Sublease. In December 1996, the Company entered into an agreement with Orchard Farms, Inc., a California corporation ("Orchard Farms") wholly owned by Michael J. Rose, the Company's Chairman of the Board, President and Chief Executive Officer, to sublease property in Sparks, Nevada for the purposes of storing excess equipment and consolidating merchandise. The monthly rent for the property was $2,435. The property was subject to a lease between Orchard Farms and Newport Federal, Inc. In December 1996, the property was damaged by a flood, and after repeated attempts to repair the premises, Orchard Farms terminated rental payments in June 1997 due to the uninhabitable nature of the premises. Orchard Farms and Newport Federal, Inc. disputed the amount owed under the lease. As a result, in January 1998, Newport Federal, Inc. brought suit against Orchard Farms and Mr. Rose, as personal guarantor of the lease, for failure to pay rent. This suit is currently pending in state district court in Nevada. The Company has not been named as a defendant in the suit and does not expect the suit to have a material adverse effect on it.

  Employment of Gerald J. Rose. Gerald J. Rose, the brother of Michael J. Rose, has been employed by the Company since January 1993. He currently serves as the Company's logistics manager for general offshore operations. For fiscal 1995, 1996 and 1997, and the first quarter of fiscal 1998, he earned compensation of approximately $56,700, $61,700, $67,200 and $20,100, respectively.

  Purchases of Product From Beneficial Owner. The Company has purchased product from Keener's, a company that beneficially owns more than 5% of the Company's Common Stock and that is 50% owned by Wayne V. Keener, a director of the Company. David A. Enger, an Executive Vice President and director of Keener's, is also a director of the Company. For fiscal 1995, 1996 and 1997 and the first quarter of fiscal 1998, the Company purchased approximately $254,000, $164,000, $128,000 and $36,000 of product, respectively.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth, as of May 1, 1998, certain information regarding the beneficial ownership of the Common Stock, as adjusted to reflect the sale of shares of Common Stock in the Offering, by (a) each person known by the Company to own beneficially more than 5% of the Common Stock, (b) each director of the Company, (c) each of the Named Executive Officers, (d) all of the Company's directors and Named Executive Officers as a group, and (e) each Selling Shareholder. Except as otherwise indicated, and subject to community property laws where applicable, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                                                 BENEFICIAL OWNERSHIP
                            BENEFICIAL OWNERSHIP        NUMBER        AFTER THE
                          PRIOR TO THE OFFERING(1)     OF SHARES     OFFERING(1)
                          ----------------------------- OFFERED  --------------------
    NAME AND ADDRESS        SHARES        PERCENTAGE    HEREBY    SHARES   PERCENTAGE
    ----------------      -------------- ----------------------- --------- ----------
DIRECTORS, NAMED
 EXECUTIVE OFFICERS
 AND 5% SHAREHOLDERS
Michael J. Rose(2)......         571,868         27.5%     --      571,868    15.5%
 c/o Cost-U-Less, Inc.
 12410 S.E. 32nd Street
 Bellevue, WA 98005
Wayne V. Keener(3)......         234,374         11.7      --      234,374     6.5
 P.O. Box 897
 Renton, WA 98057
Keener's, Inc...........         221,387         11.1      --      221,387     6.1
 P.O. Box 897
 Renton, WA 98057
Gerald M. Podolny and
 Cheryl A. Podolny(4)...         143,901          7.2   22,433     121,468     3.4
 2000 Partridge Lane
 Highland Park, IL 60035
Stephen Lenz(5).........         139,998          7.0      590     139,408     3.9
 12239 N.E. 130th Way,
 #F204
 Kirkland, WA 98034
Willis Marketing, Inc...         121,024          6.1      --      121,024     3.4
 3010 Harborview Drive
 Gig Harbor, WA 98335
Donald L. Gevirtz(6)....          88,554          4.2      --       88,554     2.4
Gary W. Nettles(7)......          67,915          3.4      --       67,915     1.9
Allan C. Youngberg(8)...          45,457          2.2      --       45,457     1.3
David A. Enger(9).......          12,692           *       --       12,692      *
George C. Textor(10)....          10,331           *       --       10,331      *
All directors and
 executive officers as a
 group (7 persons)(11)..       1,031,191         45.7%     --    1,031,191    26.7%

                             BENEFICIAL OWNERSHIP       NUMBER     BENEFICIAL OWNERSHIP
                           PRIOR TO THE OFFERING(1)    OF SHARES   AFTER THE OFFERING(1)
                          ----------------------------  OFFERED  -------------------------
    NAME AND ADDRESS          SHARES      PERCENTAGE    HEREBY      SHARES     PERCENTAGE
    ----------------      ------------- -------------- --------- ------------ ------------
SELLING SHAREHOLDERS
Barett, Hale & Gilman
 Profit Sharing Plan and
 Trust FBO
 Paul A. Barrett........          9,838            *     2,951          6,887           *
Ernest A. Burgess and
 Diane J. Burgess.......          7,969            *     7,969            --            *
David L. Chamberlin.....          6,494            *     2,951          3,543           *
Bernard R. Cote.........          2,361            *     2,361            --            *
Christine Gaeckle.......            590            *       590            --            *
Paul J. Lavin, O.D.
 Profit Sharing Plan and
 Trust..................         15,644            *    12,692          2,952           *
Douglas W. McCallum.....         31,978           1.6   14,759         17,219           *
Delaware Charter
 Guarantee & Trust Co.
 TTEE FBO John W.
 Peterson IRA...........         47,967           2.4   23,983         23,984           *
Kelley Shawver Rose.....         59,036           3.0   11,807         47,229          1.3
Mark Scalzo.............         11,216            *     4,216          7,000           *
Michael T. Scalzo(12)...         12,988            *     4,999          7,989           *
James Shawver...........         37,683           1.9    3,542         34,141          1.0
Charles H. Simonson and
 Mia P. Simonson........          7,379            *     7,379            --            *

--------
  *  Less than 1%.
 (1) Beneficial ownership is determined in accordance with rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
 (2) Includes 12,077 shares held by the Michael J. Rose Childrens' Trust dated January 6, 1992, 32,470 shares held by the Michael J. Rose Trust for Children and Grandchildren, and 79,699 shares subject to a warrant and to options exercisable within 60 days of May 1, 1998. Mr. Rose disclaims beneficial ownership of the shares held in trust.
 (3) Includes 221,387 shares held by Keener's, Inc. and 12,692 shares subject to options exercisable within 60 days of May 1, 1998. Mr. Keener has sole voting and investment power with respect to the shares held by Keener's, Inc.
 (4) Includes 47,967 shares held by the Delaware Charter Guarantee & Trust Co. Trustee for benefit of Gerald M. Podolny IRA.
 (5) Includes 139,408 shares held by The January Trust dated January 23, 1990 of which Mr. Lenz acts as Trustee.
 (6) Represents 88,554 shares subject to options exercisable within 60 days of May 1, 1998.
 (7) Includes 11,807 shares held by the Alyce Christene Gangwish Irrevocable Trust of 1995, 27,477 shares held by The Lenz Educational Partnership, 8,855 shares held by the Brittany Elizabeth Lenz Irrevocable Trust of 1995, and 8,855 shares held by the Cody Allan Lenz Irrevocable Trust of 1995, for each of which Mr. Nettles acts as Co-Trustee, and 10,921 shares subject to options exercisable within 60 days of May 1, 1998.
 (8) Includes 41,325 shares subject to options exercisable within 60 days of May 1, 1998.
 (9) Represents 12,692 shares subject to options exercisable within 60 days of May 1, 1998.
(10) Represents 10,331 shares subject to options exercisable within 60 days of May 1, 1998.
(11) Includes 256,214 shares subject to a warrant and options exercisable within 60 days of May 1, 1998.
(12) Michael T. Scalzo is currently employed by the Company as its General Merchandise Manager.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $0.001 par value per share, and 2,000,000 shares of Preferred Stock, $0.001 par value per share. The following summary description of the Company's capital stock is qualified in its entirety by reference to the Restated Articles and the Company's Restated Bylaws (the "Restated Bylaws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  As of May 1, 1998, the Common Stock was held of record by 83 persons and entities, and a total of 1,999,961 shares were outstanding or committed for issuance. In addition, 41 persons held options to purchase up to 454,819 shares of Common Stock.

  Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

ROSE WARRANT

  In 1991, the Company issued to Michael J. Rose and Kendrick Chamberlin, for nominal consideration, a warrant to purchase an aggregate of 29,518 shares of Common Stock at an exercise price of $2.37 per share (the "Rose Warrant"). In 1992, Mr. Rose acquired Mr. Chamberlin's share of the Rose Warrant. The Rose Warrant is currently exercisable and expires in 2001. The Rose Warrant has conversion rights and rights in the event of a reclassification of the Company's Common Stock.

REPRESENTATIVE'S WARRANT

  The Company has agreed to sell to the Representative or its designees, for nominal consideration, a warrant (the "Representative's Warrant") to purchase up to 160,000 shares of the Company's Common Stock at an exercise price equal to 120% of the public offering price. The Representative's Warrant is exercisable for a period of four years, beginning one year from the date of this Prospectus. At any time during this period, the holder of the Representative's Warrant shall have the right to require the Company, at the Company's expense (including reasonable expenses incurred in connection with Blue Sky qualifications), to prepare and file a registration statement so as to permit the public offering of the Common Stock underlying the Representative's Warrant, such registration statement to be kept effective for a period of up to 120 days. See "Underwriting."

PREFERRED STOCK

  The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. No shares of Preferred Stock have been issued. The issuance of Preferred Stock could have one or more of the following effects: (i) restrict any Common Stock dividends if Preferred Stock dividends have not been paid,
(ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or (iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Restated Articles or any reorganization, consolidation or merger (or other similar transaction involving the Company). As a result, the issuance of Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price therefor and could have a material adverse effect on the market value of the Common Stock. The Board of Directors does not currently intend to issue any shares of Preferred Stock. See "Risk Factors--Antitakeover Considerations."

WASHINGTON ANTITAKEOVER STATUTE

  Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act (the "WBCA") prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an "Acquiring Person") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period, a "significant business transaction" may take place as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of the Company. See "Risk Factors--Antitakeover Considerations."

CERTAIN PROVISIONS IN RESTATED ARTICLES

  The Restated Articles provide for the division of the Company's Board of Directors into three classes, as nearly equal in number as possible, each for a three-year term, with one class being elected each year by the Company's shareholders. See "Management--Directors, Executive Officers and Key Employees." Directors may be removed only for cause and only by a vote of not less than two-thirds of the shares of the Company's capital stock entitled to vote on an election of the director whose removal is sought.

  The Restated Articles require that certain business combinations (including a merger, share exchange or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial part of the Company's assets) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination shall have been approved by a majority of Continuing Directors (defined as those individuals who were members of the Board of Directors on May 11, 1998 or were elected thereafter on the recommendation of a majority of the Continuing Directors), in which case the affirmative vote required shall be a majority of the outstanding shares.

  Under the Restated Articles, the shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. The Restated Articles also provide that changes to certain provisions of the Articles of Incorporation, including those regarding amendment of certain provisions of the Restated Bylaws or Restated Articles, the classified Board of Directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

  It is possible that these provisions in the Restated Articles may have the effect of delaying, deterring or preventing a change in control of the Company.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

  The Restated Articles include a provision that limits the liability of the Company's directors to the fullest extent permitted by the WBCA as it currently exists or as it may be amended in the future. Consequently, subject to the WBCA, no person shall be liable to the Company or its shareholders for monetary damages resulting from such person's conduct as a director of the Company. Amendments to the Restated Articles may not adversely affect any right of a director of the Company with respect to acts or omissions occurring prior to such amendment. Section 23B.08.320 of the WBCA provides that the Restated Articles may not limit any director's liability for acts or omissions involving intentional misconduct or knowing violations of law, unlawful distributions or transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Restated Bylaws implement this indemnification to the fullest extent permitted by law. Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 3,599,961 shares of Common Stock outstanding (3,839,961 shares if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the 1998 Plan, the 1989 Plan, the outstanding directors' options or the Rose Warrant. The 1,723,222 shares sold in the Offering will be freely tradable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144. The remaining 1,876,739 shares are "restricted securities" within the meaning of Rule 144 and were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company, the directors, executive officers, key employees and certain shareholders and option holders, who collectively hold an aggregate of 1,638,783 shares and options and warrants to purchase an aggregate of 484,337 additional shares, have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. Upon the expiration of this 180-day lock-up period (or earlier upon the consent of the Representative), all of these restricted shares (plus shares issuable upon exercise of then-vested outstanding options and warrants) will become eligible for sale subject to the restrictions of Rule 144 and Rule 701.

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 36,000 shares) and the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock. As defined in Rule 144, an "affiliate" of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.

  The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that such sales will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the prospect of such sales, could adversely affect the market price of the Common Stock.

                                 UNDERWRITING

  The Underwriters named below, acting through the Representative, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions, and that the Underwriters are committed to purchase all of such shares (other than those covered by the over-allotment option described below), if any are purchased.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Cruttenden Roth Incorporated.......................................
                                                                       ---------
     Total............................................................ 1,723,222
                                                                       =========

  The Company has been advised by the Representative that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price reflected on the cover page of this Prospectus and to selected securities dealers at such price less a concession not exceeding
$     per share. The Underwriters may allow, and such dealers may reallow, a
concession not exceeding $     per share to other dealers. After the public
offering of the shares of Common Stock, the public offering price and other offering terms may be changed.

  The Company has granted the Underwriters an over-allotment option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise the over-allotment option only to cover over-allotments in the sale of Common Stock. If the Underwriters exercise the over-allotment option, the Underwriters will purchase additional shares in approximately the same proportion as the shares set forth in the above table.

  In connection with the Offering, the Company has agreed to issue to the Representative the Representative's Warrant to purchase up to 160,000 shares of Common Stock. The Representative's Warrant is exercisable for a period of four years, beginning one year from the date of this Prospectus. The Representative's Warrant is exercisable at a price equal to 120% of the public offering price. The Representative's Warrant is nontransferable for a period of one year following the date of this Prospectus, except to (i) other brokers or dealers; (ii) one or more bona fide officers and/or partners of the Representative; (iii) a successor to the transferring holder in a merger or consolidation; (iv) a purchaser of all or substantially all of the transferring holder's assets; or (v) any person receiving the Representative's Warrants from one or more of the persons listed in subsections (i), (ii),
(iii) and (iv). The holders of the Representative's Warrant will have, in that capacity, no voting, dividend or other shareholder rights; provided, however, that the number of shares covered by the Representative's Warrant and the exercise price is subject to adjustment in certain events to prevent dilution. Additionally, at any time during the period the Representative's Warrant is exercisable, the holder of the Representative's Warrant shall have the right to require the Company, at the Company's expense (including reasonable expenses incurred in connection with Blue Sky qualifications), to prepare and file a registration statement so as to permit the public offering of the Common Stock underlying the Representative's Warrant, such registration statement to be kept effective for a period of up to 120 days. Any profit realized by the Representative on the sale of Common Stock issuable on the exercise of the Representative's Warrant may be deemed to be additional underwriting compensation.

  In connection with the Offering, the Company will pay Streamline Capital a transaction fee of $75,000, which may be deemed to be additional underwriting compensation. See "Certain Transactions."

  The Representative will also receive at the Closing of the Offering a nonaccountable expense allowance equal to 2% of the aggregate initial public offering price of the shares of Common Stock sold in the Offering.

  The directors, executive officers, key employees and certain shareholders of the Company and their affiliates, who as of May 1, 1998 held an aggregate of 1,638,783 shares and options and warrants to purchase an aggregate of 484,337 additional shares, have agreed not to sell any shares of Common Stock owned by such persons, pursuant to Rule 144 under the Securities Act or otherwise, without the prior written consent of the Representative, for a period of 180 days from the date of the closing of the Offering. The Representative has the discretion to reduce or eliminate the time period for the lock-up; the Representative has no current intention to release anyone from the provisions of the lock-up agreement prior to expiration of the 180-day lock-up period.

  The Representative has informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  In addition, the Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute in certain events to any liabilities incurred by the Underwriters in connection with the sale of the shares of Common Stock offered hereby.

  Certain persons participating in the Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The foregoing sets forth the material terms and conditions of the Underwriting Agreement, but does not purport to be a complete statement of the terms and conditions thereof, copies of which are on file at the offices of the Representative, the Company and the Commission. See "Additional Information."

                                 LEGAL MATTERS

  Certain legal matters will be passed on for the Company and the Selling Shareholders by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed on for the Underwriters by Summit Law Group, P.L.L.C., Seattle, Washington. Steven Hale, a partner at Perkins Coie LLP, is a former partner of Barrett Hale & Gilman (now Barrett Gilman & Ziker), the profit sharing plan of which is a selling shareholder in the Offering. Mr. Hale has no continuing interest in such profit sharing plan and disclaims any beneficial interest in the shares held by the plan.

                                    EXPERTS

  Effective December 12, 1996, the Company's Board of Directors retained Ernst & Young LLP as the independent auditors for the Company. There were no disagreements with Deloitte & Touche LLP, the Company's former independent accountants, regarding accounting principles or practices, financial statement disclosures, or auditing scope or procedures. The former accountants' report for the fiscal year ended December 31, 1995, which report is included herein, did not contain an adverse opinion or a disclaimer of an opinion or qualifications as to uncertainty, audit scope or accounting principles. Prior to retaining Ernst & Young LLP, the Company had not consulted with Ernst & Young LLP regarding the application of accounting principles, the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any event that was either a reportable event or the subject of a disagreement.

  The Company's consolidated financial statements as of December 29, 1996 and December 28, 1997, and for the years then ended appearing in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report thereon given upon the authority of such firm as experts in auditing and accounting.

  The Company's consolidated financial statements for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing elsewhere herein and have been so included in reliance on the reports of such firm given upon their authority as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including the Company, with the Commission at http://www.sec.gov.

  Statements contained in this Prospectus as to the contents of any written contract, agreement or other document referred to are not necessarily complete, and reference is made to the copies of contracts, agreements or other documents filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by independent auditors and may furnish its shareholders with quarterly reports for the first three quarters of each fiscal year containing unaudited summary consolidated financial information.

                               COST-U-LESS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                             PAGE
                                                                             ----
Report of Ernst & Young LLP, Independent Auditors........................... F-2
Report of Deloitte & Touche LLP, Independent Auditors....................... F-3
Consolidated Financial Statements:
  Consolidated Balance Sheets............................................... F-4
  Consolidated Statements of Income......................................... F-5
  Consolidated Statements of Shareholders' Equity........................... F-6
  Consolidated Statements of Cash Flows..................................... F-7
  Notes to Consolidated Financial Statements................................ F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Cost-U-Less, Inc.

  We have audited the accompanying consolidated balance sheets of Cost-U-Less, Inc. as of December 29, 1996 and December 28, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cost-U-Less, Inc. at December 29, 1996 and December 28, 1997, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
March 13, 1998, except as to Note 11,
as to which the date is May    , 1998

-------------------------------------------------------------------------------

  The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 11 to the consolidated financial statements.

                                          /s/ ERNST & YOUNG LLP

Seattle, Washington
May 12, 1998

             REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

Board of Directors
Cost-U-Less, Inc.
Bellevue, Washington

  We have audited the consolidated balance sheet of Cost-U-Less, Inc. as of December 31, 1995, which is not included herein, and the accompanying related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Seattle, Washington
April 4, 1996 (May 8, 1998 as to Notes 1, 6, and 7)

  The accompanying consolidated financial statements reflect a one-for-3.38773 stock split of common stock, which is to be effected prior to the effective date of the Prospectus. The above opinion is in the form that will be signed by Deloitte & Touche LLP upon consummation of the above event, which is described in Note 11 of notes to the consolidated financial statements, and assuming that, from April 4, 1996 (May 8, 1998 as to Notes 1, 6, and 7), to the date of such event, no other events have occurred that would affect the accompanying consolidated financial statements and notes thereto.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
May 12, 1998

                               COST-U-LESS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                          DECEMBER 29, DECEMBER 28,  MARCH 29,
                                              1996         1997        1998
                                          ------------ ------------ -----------
                                                                    (UNAUDITED)
                 ASSETS
                 ------
Current assets:
  Cash and cash equivalents..............   $    95      $ 1,028      $   --
  Receivables (net of allowance of $25,
   $25, and $40 in 1996, 1997, and 1998,
   respectively).........................       715        1,023          934
  Refundable income taxes................       387          179          195
  Inventories............................    14,938       12,271       13,772
  Prepaid expenses.......................       315          137          693
  Deferred tax assets....................       418          671          493
                                            -------      -------      -------
    Total current assets.................    16,868       15,309       16,087
Property and equipment, net..............     7,428        6,847        8,387
Deposits and other assets................       419          518          608
Deferred tax assets......................       141          141          141
                                            -------      -------      -------
    Total assets.........................   $24,856      $22,815      $25,223
                                            =======      =======      =======
  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------
Current liabilities:
  Accounts payable.......................   $ 8,601      $ 8,953      $ 9,776
  Accrued expenses.......................     1,517        1,235        1,752
  Income taxes payable...................       --           141          --
  Line of credit.........................     1,500          376          615
  Current portion of long-term debt......     1,247          384          475
  Current portion of capital lease
   obligations ..........................       368          406          410
                                            -------      -------      -------
    Total current liabilities............    13,233       11,495       13,028
Deferred rent............................       331          481          511
Long-term debt, less current portion.....       383          --           582
Capital lease obligations, less current
 portion.................................     1,582        1,169        1,050
                                            -------      -------      -------
    Total liabilities....................    15,529       13,145       15,171
Commitments
Shareholders' equity:
  Preferred stock--$0.001 par value;
   Authorized shares--2,000,000; Issued
   and outstanding shares--none..........       --           --           --
  Common stock--$0.001 par value;
   Authorized shares--25,000,000; Issued
   and outstanding shares--1,999,961.....     3,525        3,525        3,600
  Retained earnings......................     5,802        6,165        6,491
  Accumulated other comprehensive income.       --           (20)         (39)
                                            -------      -------      -------
    Total shareholders' equity...........     9,327        9,670       10,052
                                            -------      -------      -------
    Total liabilities and shareholders'
     equity..............................   $24,856      $22,815      $25,223
                                            =======      =======      =======

                            See accompanying notes.

                               COST-U-LESS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                    FISCAL YEAR ENDED                QUARTER ENDED
                          -------------------------------------- ----------------------
                          DECEMBER 31, DECEMBER 29, DECEMBER 28, MARCH 30,   MARCH 29,
                              1995         1996         1997        1997        1998
                          ------------ ------------ ------------ ----------  ----------
                                                                      (UNAUDITED)
Net sales...............   $  139,652   $  134,820   $  124,865  $   31,789  $   31,753
Merchandise costs.......      120,175      113,824      104,397      26,723      26,551
                           ----------   ----------   ----------  ----------  ----------
Gross profit............       19,477       20,996       20,468       5,066       5,202
Operating expenses:
  Store.................       14,949       15,843       14,543       3,840       3,535
  General and
   administrative.......        2,728        3,039        3,225         795         981
  Store openings........          600          --           327          22         130
  Store closings........          400          918        1,346         700         --
                           ----------   ----------   ----------  ----------  ----------
Total operating
 expenses...............       18,677       19,800       19,441       5,357       4,646
                           ----------   ----------   ----------  ----------  ----------
Operating income (loss).          800        1,196        1,027        (291)        556
Other income (expense):
  Interest expense......         (555)        (605)        (427)       (124)        (55)
  Other.................          150          --           (40)        --          --
                           ----------   ----------   ----------  ----------  ----------
Income (loss) before
 income taxes...........          395          591          560        (415)        501
Income tax provision
 (benefit)..............          145          221          197        (137)        175
                           ----------   ----------   ----------  ----------  ----------
Net income (loss).......   $      250   $      370   $      363  $     (278) $      326
                           ==========   ==========   ==========  ==========  ==========
Earnings (loss) per
 common share:
  Basic.................   $     0.13   $     0.19   $     0.18  $    (0.14) $     0.16
                           ==========   ==========   ==========  ==========  ==========
  Diluted...............   $     0.11   $     0.17   $     0.17  $    (0.14) $     0.15
                           ==========   ==========   ==========  ==========  ==========
Weighted average common
 shares outstanding.....    1,999,961    1,999,961    1,999,961   1,999,961   1,999,961
                           ==========   ==========   ==========  ==========  ==========
Weighted average common
 shares outstanding,
 assuming dilution......    2,197,786    2,146,745    2,123,784   1,999,961   2,150,935
                           ==========   ==========   ==========  ==========  ==========


                            See accompanying notes.

                               COST-U-LESS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                 COMMON STOCK
                               ----------------
                                                          ACCUMULATED
                                                             OTHER
                                                RETAINED COMPREHENSIVE
                                SHARES   AMOUNT EARNINGS    INCOME      TOTAL
                               --------- ------ -------- ------------- -------
Balance at December 25, 1994.. 1,999,371 $3,522  $5,182      $--       $ 8,704
  Exercise of stock options...       590      3     --        --             3
  Net income and comprehensive
   income.....................       --     --      250       --           250
                               --------- ------  ------      ----      -------
Balance at December 31, 1995.. 1,999,961  3,525   5,432       --         8,957
  Net income and comprehensive
   income                            --     --      370       --           370
                               --------- ------  ------      ----      -------
Balance at December 29, 1996.. 1,999,961  3,525   5,802       --         9,327
  Net income..................       --     --      363       --           363
  Other comprehensive income..       --     --      --        (20)         (20)
                                                                       -------
  Comprehensive income........                                             343
                               --------- ------  ------      ----      -------
Balance at December 28, 1997.. 1,999,961  3,525   6,165       (20)       9,670
  Net income (unaudited)......       --     --      326       --           326
  Other comprehensive income
   (unaudited)................       --     --      --        (19)         (19)
                                                                       -------
  Comprehensive income
   (unaudited)................                                             307
  Stock compensation
   (unaudited)................       --      75     --        --            75
                               --------- ------  ------      ----      -------
Balance at March 29, 1998
 (unaudited).................. 1,999,961 $3,600  $6,491      $(39)     $10,052
                               ========= ======  ======      ====      =======


                            See accompanying notes.

                               COST-U-LESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                    FISCAL YEAR ENDED               QUARTER ENDED
                          -------------------------------------- -------------------
                          DECEMBER 31, DECEMBER 29, DECEMBER 28, MARCH 30, MARCH 29,
                              1995         1996         1997       1997      1998
                          ------------ ------------ ------------ --------- ---------
                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......    $   250      $   370      $   363      $(278)   $   326
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
 Depreciation...........        779        1,089          917        244        230
 Writedown of property
  and equipment.........        114          713          637        387        --
 Deferred tax (benefit)
  provision.............       (220)         (20)        (253)       --         178
 Stock compensation.....        --           --           --         --          75
 Reserve for bad debts..        --            25          --         (16)        15
 Cash provided by (used
  in) changes in
  operating assets and
  liabilities:
 Receivables............       (908)         605         (308)       132         73
 Refundable income
  taxes.................       (515)         128          208       (292)       (15)
 Inventories............       (665)       1,660        2,667        (65)    (1,501)
 Prepaid expenses.......         27         (108)         179       (455)      (556)
 Deposits and other
  assets................          2           31         (193)       (44)       (89)
 Accounts payable.......      1,726       (1,860)         352       (139)       822
 Accrued expenses.......       (605)        (496)        (142)       692        376
 Deferred rent..........        201          129          151         39         30
                            -------      -------      -------      -----    -------
Net cash provided by
 (used in) operating
 activities.............        186        2,266        4,578        205        (36)
INVESTING ACTIVITY--
 purchases of property
 and equipment..........     (3,081)      (2,006)        (899)      (581)    (1,770)
FINANCING ACTIVITIES
Proceeds from exercise
 of stock options.......          3          --           --         --         --
Net borrowings
 (repayments) under line
 of credit..............      2,878       (2,000)      (1,125)       721        239
Proceeds from long-term
 debt...................      3,500        1,747          --         --       1,000
Principal payments on
 long-term debt.........     (2,112)      (1,151)      (1,246)      (303)      (327)
Payments of capital
 lease obligations......        --          (406)        (375)       (94)      (115)
Unrealized foreign
 exchange loss..........        --           --           --         --         (19)
                            -------      -------      -------      -----    -------
Net cash provided by
 (used in) financing
 activities.............      4,269       (1,810)      (2,746)       324        778
                            -------      -------      -------      -----    -------
Net increase (decrease)
 in cash and cash
 equivalents............      1,374       (1,550)         933        (52)    (1,028)
Cash and cash
 equivalents:
 Beginning of period....        271        1,645           95         95      1,028
                            -------      -------      -------      -----    -------
 End of period..........    $ 1,645      $    95      $ 1,028      $  43    $     0
                            =======      =======      =======      =====    =======
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION
 Cash paid during the
  period for:
 Interest...............    $   542      $   619      $   442      $ 119    $    58
 Income taxes...........    $ 1,012      $   107      $   102      $ 175    $   153
SUPPLEMENTAL DISCLOSURE
 OF NONCASH FINANCING
 AND INVESTING
 ACTIVITIES
 Property and equipment
  acquired with capital
  lease obligations.....    $   663      $ 1,660      $   --       $ --     $   --

                            See accompanying notes.

                               COST-U-LESS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Cost-U-Less, Inc. (the "Company") operates mid-sized warehouse club-style stores in "island" markets in U.S. territories throughout the Pacific and Caribbean. The Company currently operates seven island stores located in Hawaii, U.S. Virgin Islands, Guam, American Samoa, and one U.S. mainland store in California.

 Principles of Consolidation

  The Company operates wholly owned subsidiaries in Guam, U.S. Virgin Islands, American Samoa, Nevada, Republic of Fiji, New Zealand, and Vanuatu. All significant intercompany balances and transactions have been eliminated in consolidation.

  The U.S. dollar is the functional currency for all locations, except for Fiji, which uses the Fijian dollar.

 Fiscal Year

  The Company's fiscal year ends on the last Sunday in December. The years ended December 29, 1996 and December 28, 1997 represent 52-week fiscal years, and the year ended December 31, 1995 was a 53-week fiscal year.

 Cash Equivalents

  Highly liquid investments maturing within three months from the date of purchase are classified as cash equivalents.

 Financial Instruments

  The carrying value of financial instruments, including cash, receivables, payables, and long-term debt, approximates market value at December 29, 1996 and December 28, 1997.

 Inventories

  Merchandise inventories are recorded at the lower of average cost or market.

 Property and Equipment

  Property and equipment are carried at cost. Depreciation is provided using the straightline method over the estimated useful lives of the assets, ranging from 5 to 15 years. Equipment acquired under capitalized leases is depreciated over the shorter of the asset's estimated useful life or the life of the related lease.

  The Company's policy to recognize impairment losses relating to long-lived assets is based on several factors, including, but not limited to, management's plans for future operations, recent operating results and projected cash flows.

 Advertising Costs

  The cost of advertising is expensed as incurred. Advertising expenses incurred during fiscal years 1995, 1996, and 1997 were not material to the Company's operating results.

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


 Preopening Costs

  Costs incurred in connection with the startup and promotion of new store openings are expensed as incurred.

 Stock-Based Compensation

  The Company has elected to apply the disclosure only provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations under APB No. 25, whereby compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option price.

 Earnings Per Share

  Basic earnings per share is computed based on weighted average shares outstanding. Diluted earnings per share includes the effect of dilutive securities (options and warrants) except where their inclusion is antidilutive.

 Comprehensive Income

  As of December 29, 1997, the Company adopted Statement No. 130, Reporting Comprehensive Income. Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholder's equity. Statement No. 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in shareholder's equity to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

  During the first quarter of 1997 and 1998, total comprehensive income (loss) amounted to $(278,000) and $307,000, respectively.

 Segment Reporting

  Effective January 1, 1997, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of Enterprise and Related Information. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of this Statement did not affect results of operations or financial position.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


 Unaudited Interim Financial Information

  The financial information as of March 29, 1998 and for the quarters ended March 30, 1997 and March 29, 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the quarter ended March 29, 1998 are not necessarily indicative of results that may be expected for the entire year. All quarterly periods reported consist of 13 weeks.

2. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                             DECEMBER 28, DECEMBER 28, MARCH 29,
                                                 1996         1997       1998
                                             ------------ ------------ ---------
                                                       (IN THOUSANDS)
     Equipment..............................    $8,537       $8,238     $8,932
     Leasehold improvement..................     1,204        1,339      1,361
     Construction in progress...............       --            94      1,147
                                                ------       ------     ------
                                                 9,741        9,671     11,440
     Less accumulated depreciation..........     2,313        2,824      3,053
                                                ------       ------     ------
     Total assets...........................    $7,428       $6,847     $8,387
                                                ======       ======     ======

  Equipment under capitalized leases had a cost of $2,322,000, $1,733,000, and $1,733,000 and accumulated depreciation of $184,000, $331,000, and $359,000 at
December 29, 1996, December 28, 1997, and March 29, 1998, respectively.

3. BANK LINE OF CREDIT

  At December 28, 1997, the Company had a $6,000,000 line of credit available from a commercial bank that expires May 1, 1998. Borrowings bear interest at prime (8.5% at December 28, 1997) and are secured by various Company assets. As of December 28, 1997, $376,000 was outstanding under the line of credit agreement.

  Terms of this line of credit include covenants that require, among other things, that the Company maintain certain financial ratios. As of December 28, 1997, the Company was in compliance with these covenants.

4. LONG-TERM DEBT

  Long-term debt consists of a note payable to bank due in monthly installments of $111, including interest at the fixed rate index plus 1.75% (7.73% at December 28, 1997). The note matures in March 1998, and is secured by equipment with a net book value of $4,782.

  At December 28, 1997, the Company secured additional long-term financing totaling $3,000,000 for the construction of a new store in St. Thomas. The financing included a $1,000,000 note payable to a bank with interest at the fixed rate index plus 1.75% (7.7% at December 28, 1997), maturing April 30, 2000. The

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)

financing also included a $2,000,000 note payable to a bank with interest at the prime rate plus 1%, maturing June 2013. The note will be secured by a first leasehold priority mortgage on the new St. Thomas building. There were no amounts drawn on either of these notes in 1997.

5. INCOME TAXES

  The provision for income taxes for the fiscal years ended December 31, 1995, December 29, 1996, and December 28, 1997, respectively, consists of the following:

                                                             1995   1996  1997
                                                             -----  ----  -----
                                                              (IN THOUSANDS)
       Current:
         Federal............................................ $   6  $ 10  $ --
         Foreign............................................   338   199    463
         State..............................................    21    32    (13)
                                                             -----  ----  -----
                                                               365   241    450
       Deferred:
         Federal and state..................................  (220)  (76)  (268)
         Foreign............................................   --     56     15
                                                             -----  ----  -----
                                                              (220)  (20)  (253)
                                                             -----  ----  -----
                                                             $ 145  $221  $ 197
                                                             =====  ====  =====

  A reconciliation between the U.S statutory income tax rate and the effective rate follows:

                                             1995         1996         1997
                                          -----------  -----------  -----------
                                          AMOUNT RATE  AMOUNT RATE  AMOUNT RATE
                                          ------ ----  ------ ----  ------ ----
                                                (DOLLARS IN THOUSANDS)
Tax at U.S. statutory rate..............   $134  34.0%  $201  34.0%  $190  34.0%
State income taxes, net of federal bene-
 fit....................................     14   3.5     21   3.6     (9) (1.6)
Foreign related taxes and other.........     (3) (0.8)    (1) (0.2)    16   2.8
                                           ----  ----   ----  ----   ----  ----
Income taxes at effective rate..........   $145  36.7%  $221  37.4%  $197  35.2%
                                           ====  ====   ====  ====   ====  ====

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


  The significant items comprising the Company's net deferred tax assets are as follows:

                                 DECEMBER 29, DECEMBER 28,
                                     1996         1997
                                 ------------ ------------
                                      (IN THOUSANDS)
     Current deferred tax
      assets and (liabilities):
       Uniform capitalization..      $111         $ 95
       Store accruals..........       289          --
       Vacation pay and bad
        debts..................        41           52
       Charitable contribution
        carryovers.............       --            45
       Net operating loss
        carryforwards..........        37          600
       Cash discounts and
        other..................       (60)        (121)
                                     ----         ----
     Current deferred tax as-
      sets, net................      $418         $671
                                     ====         ====
     Long-term deferred tax
      assets and (liabilities):
       Deferred rent credits...      $112         $163
       Foreign tax credits.....       424          434
       AMT and other credits...        91           85
       Other...................        18            8
       Accelerated
        depreciation...........      (337)        (382)
                                     ----         ----
                                      308          308
     Less valuation allowance..      (167)        (167)
                                     ----         ----
     Long-term deferred tax as-
      sets, net................      $141         $141
                                     ====         ====

  The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes was required on such earnings. It is not practicable to estimate the tax liabilities which would result upon such repatriation.

  The valuation allowance has been provided due to uncertainty regarding the full realization of the Company's foreign tax credits and other long-term deferred tax assets. Foreign tax credit carryforwards expire in 1999 and 2000. As of December 28, 1997, the Company had a U.S. net operating loss of approximately $1,362,000, which will expire in 2012, and a Fiji net operating loss of approximately $165,000, which will expire in 2006.

6. SHAREHOLDERS' EQUITY

 Stock Options

  The Company's Amended and Restated 1989 Stock Option Plan (the "1989 Plan") provides for the granting of incentive and nonqualified stock options to employees, directors, and consultants of the Company. An aggregate of 1,350,000 shares of common stock has been authorized for issuance under the 1989 Plan. Options issued under the 1989 Plan vest ratably over five years and expire after ten years from the date of grant and are generally granted at prices equal to the fair value on the date of grant. There were 1,032,974 options available for future grant under the 1989 Plan at December 28, 1997.

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


  The Company has also granted nonqualified stock options to its Directors. Options granted to Directors have vesting provisions ranging from immediate vesting to 20% vesting per year and are generally issued at the fair value at the date of grant. Options expire after ten years. At December 28, 1997, 66,410 options have been granted at an exercise price of $10.16 per share.

  A summary of stock option transactions for the years ended December 31, 1995, December 29, 1996, and December 28, 1997:

                                 1995              1996              1997
                           ----------------- ----------------- -----------------
                                    WEIGHTED          WEIGHTED          WEIGHTED
                                    AVERAGE           AVERAGE           AVERAGE
                                    EXERCISE          EXERCISE          EXERCISE
                           OPTIONS   PRICE   OPTIONS   PRICE   OPTIONS   PRICE
                           -------  -------- -------  -------- -------  --------
Outstanding, beginning of
 year....................  352,557   $ 8.60  270,320   $ 6.20  270,320   $4.98
  Granted................   11,802    16.94   47,497     8.47   45,744    9.82
  Forfeited..............  (93,420)   16.70  (47,497)   13.42  (25,055)   9.45
  Exercised..............     (619)    4.03      --       --       --      --
                           -------           -------           -------
Outstanding, end of year.  270,320     6.20  270,320     4.98  291,009    5.49
                           =======           =======           =======
Exercisable, end of year.  174,748     4.78  206,257     4.51  255,340    5.03
                           =======           =======           =======

  The weighted average fair value of options granted in 1995, 1996, and 1997 was $0.82, $0.42 and $0.09, respectively. The following table summarizes information related to outstanding options at December 28, 1997:

                        OUTSTANDING                          EXERCISABLE
       -------------------------------------------------  -------------------
         RANGE OF                WEIGHTED    WEIGHTED               WEIGHTED
         WEIGHTED                AVERAGE      AVERAGE               AVERAGE
         EXERCISE                EXERCISE   CONTRACTUAL             EXERCISE
          PRICES       OPTIONS    PRICE        LIFE       OPTIONS    PRICE
       -------------   -------   --------   -----------   -------   --------
       $0.81 -  2.37    73,795    $1.73     2.85 years     73,795    $1.73
        3.39 -  3.73   102,569     3.69     4.65 years    102,569     3.69
        8.47 - 10.16   114,645     9.49     7.43 years     78,976     9.82
                       -------                            -------
                       291,009     5.49                   255,340     5.03
                       =======                            =======

  In 1996, the Company offered employees with options granted with exercise prices of $16.94 per share the opportunity to surrender those options and receive new options with an exercise price of $8.47 per share. With the exception of the exercise price, the terms of the new options, including the vesting schedule, are identical to the terms of the old options. The holders of 29,789 options elected to exchange their options under this repricing offer.

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


  As described in Note 1, the Company has elected to account for stock-based compensation expense in accordance with APB No. 25. Accordingly, for fiscal years 1995, 1996, and 1997, no compensation expense has been recognized for stock-based compensation since the grant price equaled the estimated fair value of the stock on the date of grant. Had compensation cost been recognized based on the fair value at the grant date for options awarded under the Plan, pro forma net income and net income per share would have been as follows:

                                                        1995     1996     1997
                                                      -------- -------- --------
   Net income as reported............................ $250,000 $370,000 $363,000
   Net income pro forma..............................  248,000  367,000  357,000
   Earnings per common share, basic as reported...... $   0.13 $   0.19 $   0.18
   Earnings per common share, basic pro forma........ $   0.12 $   0.18 $   0.18
   Earnings per common share, diluted as reported.... $   0.11 $   0.17 $   0.17
   Earnings per common share, diluted pro forma...... $   0.11 $   0.17 $   0.17

  Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma net income for future years because the above amounts include only the amortization for the fair value of grants made in fiscal years 1995, 1996, and 1997.

  The fair value of each option is estimated on the date of grant under the Black-Scholes option pricing model with a volatility of zero and using the following assumptions:

                                                          1995    1996    1997
                                                         ------- ------- -------
     Risk-free interest rate............................   6%     6.20%   6.20%
     Expected life...................................... 3 years 3 years 3 years

  In January 1998, the Company granted 88,554 options with immediate vesting to a director of the Company. The options were granted with an exercise price of $7.62, with a deemed fair value of $8.47. Accordingly, for financial statement presentation purposes, compensation expense of $75,000 has been recognized.

 Warrants

  In 1991, the Company issued 29,518 warrants to an officer. The warrants grant the holder the right to 29,518 shares of the Company's common stock at $2.37 per share. The warrants are currently exercisable and expire in 2001.

COMMON STOCK RESERVED

  Common stock reserved for future issuance at December 28, 1997 is as follows:

     Stock options.................................................... 1,462,612
     Warrants.........................................................    29,518
                                                                       ---------
                                                                       1,492,130
                                                                       =========

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


  The following table sets forth the computation of basic and diluted earnings per share:

                                   FISCAL YEAR ENDED                QUARTER ENDED
                         -------------------------------------- ----------------------
                         DECEMBER 31, DECEMBER 29, DECEMBER 28, MARCH 30,   MARCH 29,
                             1995         1996         1997        1997        1998
                         ------------ ------------ ------------ ----------  ----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
 Net income (loss)......  $      250   $      370   $      363  $     (278) $      326
Denominator:
 Denominator for basic
  earnings per share--
  weighted average
  shares................   1,999,961    1,999,961    1,999,961   1,999,961   1,999,961
 Effect of dilutive
  securities:
  Stock options and
   warrants.............     197,825      146,784      123,823         --      150,974
 Denominator for diluted
  earnings per share--
  adjusted weighted
  average shares and
  assumed conversion of
  stock options and
  warrants..............   2,197,786    2,146,745    2,123,784   1,999,961   2,150,935
Basic earnings (loss)
 per common share.......  $     0.13   $     0.19   $     0.18  $    (0.14) $     0.16
Diluted earnings (loss)
 per common share.......  $     0.11   $     0.17   $     0.17  $    (0.14) $     0.15

7. SEGMENT INFORMATION AND STORE CLOSURES

  The Company reports operating results in two segments due to distinct geographical and operational differences. These two segments include the Company's discount retail stores located in its island markets and those located on the U.S. mainland.

  Other business activities include wholesale sales directly from the Company's distribution facilities. These sales are not significant to include as a separate segment and are aggregated with other income and expenses that are not directly related to the operations of the stores in the particular segments.

                               COST-U-LESS, INC.

             (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


                                                ISLAND  MAINLAND
                                                STORES   STORES   OTHER  TOTALS
                                               -------- --------  ----- --------
                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1995
Net sales..................................... $120,010 $19,642   $ --  $139,652
Contribution..................................    4,958    (430)    --     4,528
Depreciation..................................      475     152     --       627
Store opening expense.........................      267     333     --       600
Store closing expense.........................      400             --       400
Segment inventories...........................   10,725   3,196     --    13,921
Segment total assets..........................   16,845   5,204     --    22,049
YEAR ENDED DECEMBER 29, 1996
Net sales.....................................  111,413  23,407     --   134,820
Contribution..................................    5,212    (415)    356    5,153
Depreciation..................................      556     272     --       828
Store closing expense.........................      --      918     --       918
Segment inventories...........................    9,543   2,996     --    12,539
Segment total assets..........................   16,140   5,154     --    21,294
YEAR ENDED DECEMBER 28, 1997
Net sales.....................................  111,480  10,684   2,701  124,865
Contribution..................................    5,635    (160)    450    5,925
Depreciation..................................      579     110     --       689
Store opening expense.........................      327     --      --       327
Store closing expense.........................      --    1,346     --     1,346
Segment inventories...........................    8,655     764     --     9,419
Segment total assets..........................   16,240   1,350     --    17,590
QUARTER ENDED MARCH 30, 1997
Net sales.....................................   27,882   3,748     159   31,789
Contribution..................................    1,321    (185)     90    1,226
Segment inventories...........................    9,183   1,450     --    10,633
Segment total assets..........................   14,801   2,750     --    17,551
QUARTER ENDED MARCH 29, 1998
Net sales.....................................   29,547   1,570     636   31,753
Contribution..................................    1,584     (35)    118    1,667
Segment inventories...........................    8,538     780     --     9,318
Segment total assets..........................   15,654   1,345     --    16,999

                               COST-U-LESS, INC.

             (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


 Reconciliation of Contribution to Consolidated Income before Income Taxes

                                   FISCAL YEAR ENDED               QUARTER ENDED
                         -------------------------------------- -------------------
                         DECEMBER 31, DECEMBER 29, DECEMBER 28, MARCH 30, MARCH 29,
                             1995         1996         1997       1997      1998
                         ------------ ------------ ------------ --------- ---------
                                               (IN THOUSANDS)
Total contribution for
 reportable segments....   $ 4,528      $ 4,797      $ 5,475     $1,136    $1,549
Other contribution......       --           356          450         90       118
Administrative expense
 not allocated to
 segments...............    (2,728)      (3,039)      (3,225)      (795)     (981)
Store opening/closing
 expenses...............    (1,000)        (918)      (1,673)      (722)     (130)
Other income (expense)..       150          --           (40)       --        --
Interest expense........      (555)        (605)        (427)      (124)      (55)
                           -------      -------      -------     ------    ------
Consolidated income
 (loss) before income
 taxes..................   $   395      $   591      $   560     $ (415)   $  501
                           =======      =======      =======     ======    ======

 Reconciliation of Significant Items

                                                  SEGMENT           CONSOLIDATED
                                                  TOTALS  CORPORATE    TOTALS
                                                  ------- --------- ------------
                                                          (IN THOUSANDS)
DECEMBER 31, 1995
OTHER SIGNIFICANT ITEMS
Depreciation..................................... $   627  $  152     $   779
Inventories......................................  13,921   2,677      16,598
Total assets.....................................  22,049   6,476      28,525
DECEMBER 29, 1996
OTHER SIGNIFICANT ITEMS
Depreciation.....................................     828     261       1,089
Inventories......................................  12,539   2,399      14,938
Total assets.....................................  21,294   3,562      24,856
DECEMBER 28, 1997
OTHER SIGNIFICANT ITEMS
Depreciation.....................................     689     228         917
Inventories......................................   9,419   2,852      12,271
Total assets.....................................  17,590   5,225      22,815
MARCH 30, 1997
Inventories......................................  10,633   4,370      15,003
Total assets.....................................  17,551   7,943      25,494
MARCH 29, 1998
Inventories......................................   9,318   4,454      13,772
Total assets.....................................  16,999   8,224      25,223

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


 Geographic Information

                                                                      LONG-LIVED
                                                              SALES     ASSETS
                                                             -------- ----------
                                                               (IN THOUSANDS)
     1995
     United States.......................................... $ 51,346   $3,644
     Other foreign countries*...............................   88,306    4,031
                                                             --------   ------
                                                             $139,652   $7,675
                                                             ========   ======
     1996
     United States.......................................... $ 46,548   $4,091
     Other foreign countries*...............................   88,272    3,756
                                                             --------   ------
                                                             $134,820   $7,847
                                                             ========   ======
     1997
     United States.......................................... $ 34,801   $3,451
     Other foreign countries*...............................   90,064    3,914
                                                             --------   ------
                                                             $124,865   $7,365
                                                             ========   ======

--------
 * including U.S. territories

  In 1995 and 1996, the Company closed the Maui, Hawaii and San Jose, California stores, respectively. In 1997, the Company permanently closed the Davis, California and Walla Walla, Washington stores. The following represents the costs charged to expense related to the store closures for the indicated fiscal years:

                                                               1995 1996  1997
                                                               ---- ---- ------
                                                                (IN THOUSANDS)
     Lease buyout............................................. $138 $225 $  421
     Leasehold improvement writeoff...........................  114  530    635
     Other closure costs......................................  148  163    290
                                                               ---- ---- ------
                                                               $400 $918 $1,346
                                                               ==== ==== ======

  The 1997 charge of $1,346,000 includes $256,000 of additional closure costs related to the termination of stores previously closed.

  Total revenues and net operating losses contributed by the four stores closed during fiscal 1995, 1996, and 1997 were as follows:

                                                           1995    1996    1997
                                                          ------- ------- ------
                                                              (IN THOUSANDS)
     Total revenues...................................... $18,480 $15,691 $3,433
                                                          ======= ======= ======
     Store operating losses.............................. $   933 $   608 $  243
                                                          ======= ======= ======

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


8. LEASE COMMITMENTS

  The Company has entered into operating leases for retail and administrative office locations. The leases range from 5 to 15 years and include renewal options. The Company is required to pay a base rent, plus insurance, taxes, and maintenance. The Company also leases equipment that may be purchased for a nominal amount on expiration of the lease.

  A summary of the Company's future minimum lease obligations under leases with initial or remaining terms of one year or more is as follows:

                                                              OPERATING CAPITAL
                                                                LEASE    LEASE
                                                              --------- -------
                                                               (IN THOUSANDS)
     1998....................................................  $ 3,284  $  537
     1999....................................................    3,044     537
     2000....................................................    3,086     778
     2001....................................................    3,110     --
     2002....................................................    2,830     --
     Thereafter..............................................   12,315     --
                                                               -------  ------
                                                               $27,669   1,852
                                                               =======
     Amounts representing interest...........................             (277)
                                                                        ------
     Present value of net minimum lease payments.............           $1,575
                                                                        ======

  Rent expense under operating leases for the fiscal years ended December 31, 1995, December 29, 1996, and December 28, 1997 totaled $3,614,000, $4,103,000, and $3,817,000, respectively.

  Total minimum capital lease payments include $431,000 of residual value payments to be paid in fiscal year 2000.

  Subsequent to December 28, 1997, the Company entered into agreements to lease two stores in Fiji, and entered into a lease for one store in Curacao, Netherlands Antilles. The Fiji agreements contemplate leases with have ten-year terms and renewal options. Rental rates for the Fiji stores in Fijian dollars will be $27,000 and $29,000 per month, respectively ($14,000 and $15,000 in U.S. dollars, respectively). A rental review and adjustment to the rental rate, if required, will be made every five years on one of the leases. The Curacao store is a ten-year lease with two five-year options to extend the lease term. Rental rates for the Curacao store are $64,000 (in U.S. dollars) per month fixed for the first seven years and adjusted by the Consumer Price Index for the remaining three years. The Company's future minimum lease obligations for the Fiji stores are $1,685,000 and $1,804,000, and its future minimum lease obligation for the Curacao store is $7.7 million. None of the stores will have any common area charges or taxes. Property insurance for the buildings will be paid by the Company.

  Lease payments will not begin until the buildings are completed. All three are expected to be completed by the first quarter of 1999.

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


9. EMPLOYEE BENEFIT PLAN

  The Company maintains a 40l(k) profit-sharing plan covering all eligible employees. Participating employees may elect to defer and contribute a stated percentage of their compensation to the plan, not to exceed the dollar limit set by law. The Company matches 25% of each employee's contribution, up to a maximum of the first 15% of each employee's compensation. The Company's matching contributions to the plan approximated $70,000, $86,000, and $75,000 in fiscal 1995, 1996, and 1997, respectively.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is a summary of the Company's unaudited quarterly results of operations:

                                                                    EARNINGS
                                                                   (LOSS) PER
                                   STORE                             COMMON
                                   WEEKS                  NET       SHARE(1)
                                     IN     NET   GROSS  INCOME  ---------------
                                   PERIOD  SALES  PROFIT (LOSS)  BASIC   DILUTED
                                   ------ ------- ------ ------  ------  -------
                                   (IN THOUSANDS, EXCEPT STORE WEEKS AND PER-
                                                   SHARE DATA)
FISCAL 1996
First quarter.....................  143   $33,443 $4,940 $  91   $ 0.05  $ 0.04
Second quarter....................  143    33,844  5,194   235     0.12    0.11
Third quarter.....................  143    32,717  5,210   260     0.13    0.12
Fourth quarter(2).................  143    34,816  5,652  (216)   (0.11)  (0.11)
FISCAL 1997
First quarter(3)..................  130   $31,789 $5,066 $(278)  $(0.14) $(0.14)
Second quarter(4).................  117    31,868  5,240     3      --      --
Third quarter.....................  104    29,747  4,876   264     0.13    0.12
Fourth quarter....................  104    31,461  5,286   374     0.19    0.18

--------
(1) Interim per share amounts may not accumulate to annual per share amounts due to rounding.
(2) Includes store closure costs of $839,000.
(3) Includes store closure costs of $700,000.
(4) Includes store closure costs of $600,000.

11. SUBSEQUENT EVENTS

  In December 1997, the Company entered into an investment banking agreement with Streamline Capital Corporation ("Streamline Capital"). The agreement was modified in March 1998, whereby the Company will pay Streamline Capital a monthly retainer of $6,000 and pay a transaction fee of $75,000 for the completion of an initial public offering ("IPO"). The retainer is used to offset any transaction fees earned by Streamline Capital. The principal of Streamline Capital is the son of a director of the Company.

  On May 1, 1998, the Company increased its line of credit from a commercial bank to $7,000,000. The line of credit expires May 1, 1999. Borrowings under the line of credit bear interest at the bank's prime rate, or, at the Company's option, at LIBOR index plus 1.5%, and are secured by various Company assets. The line of credit contains certain restrictive covenants similar to those under the previous line of credit. (See Note 3.)

  On May 12, 1998, the Company's Board of Directors authorized management to file a Registration Statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

                               COST-U-LESS, INC.

            (INFORMATION AS OF MARCH 29, 1998 AND FOR THE QUARTERS
             ENDED MARCH 30, 1997 AND MARCH 29, 1998 IS UNAUDITED)


  On May   , 1998, the Company effected a 1-for-3.38773 reverse split of its common stock. All share and per-share information has been restated to reflect this stock split.

  On February 28, 1998, the Company adopted the 1998 Stock Incentive Compensation Plan (the "1998 Plan"). The 1998 Plan includes both stock options and stock awards, including restricted stock, with a maximum of 500,000 shares
of common stock available for issuance. On May   , 1998, the shareholders
approved the 1998 Plan. All future option grants will be made under the 1998 Plan, and no additional options will be granted under the 1989 Plan.

BACK COVER:

 . Picture of a warehouse membership card with a circle/slash overlay with the following text:

                  "At Cost-U-Less, You're Already a Member."

 Unlike most warehouse club stores, we don't charge you an annual membership fee just shop at Cost-U-Less."

 .  Picture of Cost-U-Less logo

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             --------------------

                               TABLE OF CONTENTS

                                                                            page
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Capitalization............................................................   14
Dilution..................................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   25
Management................................................................   36
Certain Transactions......................................................   42
Principal and Selling Shareholders........................................   43
Description of Capital Stock..............................................   45
Shares Eligible for Future Sale...........................................   48
Underwriting..............................................................   49
Legal Matters.............................................................   50
Experts...................................................................   51
Additional Information....................................................   52
Index to Consolidated Financial Statements................................  F-1

                               ----------------

  UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,723,222 SHARES

                             [LOGO OF COST-U-LESS]


                                 COMMON STOCK

                             --------------------

                                  PROSPECTUS

                             --------------------

                                CRUTTENDEN ROTH
                            I N C O R P O R A T E D


                                        , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

     Securities and Exchange Commission registration fee.............. $  6,082
     NASD filing fee..................................................    2,562
     Nasdaq National Market listing fee...............................   53,750
     Representative's nonaccountable expense allowance................  320,000
     Blue Sky fees and expenses.......................................   10,000
     Printing and engraving expenses..................................  100,000
     Legal fees and expenses..........................................  175,000
     Accounting fees and expenses.....................................  175,000
     Transfer agent and registrar fees................................   10,000
     Miscellaneous expenses...........................................   67,606
                                                                       --------
       Total.......................................................... $920,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Sections 23B.08.500 through 23B.08.600 of the WBCA authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Restated Bylaws (Exhibit 3.2 hereto) provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

  Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 8 of the registrant's Restated Articles of Incorporation (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  From May 1, 1995 through May 1, 1998, the registrant granted stock options to purchase 78,191 shares of Common Stock at a weighted average exercise price of $9.50 per share to employees and officers pursuant to its 1989 Stock Option Plan. Of these options, none have been canceled without being exercised, 590 have been exercised and 77,601 remain outstanding. From May 1, 1995 through May 1, 1998, the registrant also granted stock options to directors, pursuant to individual director stock option agreements, to purchase

152,013 shares of Common Stock at a weighted average exercise price of $8.68 per share. Of these options, none have been canceled, none have been exercised and 152,013 remain outstanding.

  No underwriters were engaged in connection with these option grants, which were deemed to be exempt from registration under the Securities Act principally by virtue of Section 4(2) thereof as transactions not involving any public offering, and by virtue of Rule 701 promulgated under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

      1.1*  Form of Underwriting Agreement
      1.2*  Form of Warrant Agreement
      3.1*  Amended and Restated Articles of Incorporation of the registrant
      3.2   Amended and Restated Bylaws of the registrant
      4.1*  Specimen Common Stock Certificate
      5.1*  Opinion of Perkins Coie LLP regarding legality of shares
     10.1*  1998 Stock Incentive Compensation Plan
     10.2   Amended and Restated 1989 Stock Option Plan
     10.3   Form of Director Stock Option Agreement (Vesting)
     10.4   Form of Director Stock Option Agreement (Nonvesting)
     10.5   Manager Bonus Program
     10.6   Common Stock Purchase Warrant between the registrant and Michael J.
             Rose
     10.7   Business Loan Agreement between Bank of America NT & SA dba
             Seafirst Bank and the registrant, dated April 28, 1998
     10.8   Promissory Note between Bank of America NT & SA dba Seafirst Bank and the registrant, dated December 31, 1997
     10.9   Construction/Permanent Loan Agreement by and among CULUSVI, Inc., the registrant and Banco Popular de Puerto Rico, dated November 6,
             1997
     10.10* Form of Lease Agreement between Westmall Limited and the registrant
     10.11* Form of Lease Agreement between Fiji Public Service Association and the registrant
     10.12  Lease Agreement between Baroud Real Estate Development N.V. and the registrant, dated April 3, 1998
     10.13  Ground Lease between Market Square East, Inc. and the registrant, dated October 20, 1997
     10.14  Month-to-Month Rental Agreement (Gross) between Whipple Road
             Associates and the registrant, dated January 6, 1995
     10.15  Sublease Agreement between Tamuning Capital Investment, Inc. and the registrant dated July 15, 1994
     10.16  Lease Agreement between Ottoville Development Company and the registrant, dated March 9, 1994
     10.17  Lease Agreement between Inmostrat Corporation and the registrant, dated August 1993
     10.18  Lease Agreement between Hassan Rahman and the registrant, dated
             July 30, 1993
     10.19  Industrial Real Estate Lease (Single-Tenant Facility) between Hilo
             Partners and the registrant, dated September 1, 1991
     10.20  Indenture of Lease between Kai Pacific Limited and the registrant, dated August 30, 1991
     10.21  Lease Agreement between Tonko Reyes, Inc. and the registrant, dated
             July 1991
     21.1   Subsidiaries of the registrant
     23.1   Consent of Ernst & Young LLP, Independent Auditors
     23.2   Consent of Deloitte & Touche, LLP, Independent Auditors

     23.3  Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
     24.1  Power of Attorney (contained on signature page)
     27.1  Financial Data Schedule

--------
 *  To be filed by amendment

 (b) Financial Statement Schedules

  All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on the 12th day of May, 1998.

                                          COST-U-LESS, INC.

                                              /s/ Michael J. Rose
                                          By: _________________________________
                                              Michael J. Rose
                                              Chairman of the Board, President
                                              and Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose individual signature appears below hereby authorizes and appoints Michael J. Rose and Allan Youngberg, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 12th day of May, 1998.

     SIGNATURE                            TITLE
     ---------                            -----
/s/ Michael J. Rose  Chairman of the Board, President and Chief
___________________    Executive Officer (Principal Executive
Michael J. Rose        Officer)


/s/ Allan Youngberg  Executive Vice President, Chief Financial
___________________    Officer, Secretary and Treasurer (Principal
Allan Youngberg        Financial and Accounting Officer)


/s/ David A. Enger   Director
___________________
David A. Enger


/s/ Don L. Gevirtz   Director
___________________
Don L. Gevirtz


/s/ Wayne V. Keener  Director
___________________
Wayne V. Keener

     SIGNATURE                             TITLE
     ---------                             -----
/s/ Gary W. Nettles                       Director
____________________
Gary W. Nettles


/s/ George C. Textor                      Director
____________________
George C. Textor

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1*   Form of Underwriting Agreement
  1.2*   Form of Warrant Agreement
  3.1*   Amended and Restated Articles of Incorporation of the registrant
  3.2    Amended and Restated Bylaws of the registrant
  4.1*   Specimen Common Stock Certificate
  5.1*   Opinion of Perkins Coie LLP regarding legality of shares
 10.1*   1998 Stock Incentive Compensation Plan
 10.2    Amended and Restated 1989 Stock Option Plan
 10.3    Form of Director Stock Option Agreement (Vesting)
 10.4    Form of Director Stock Option Agreement (Nonvesting)
 10.5    1998 Manager Bonus Program
 10.6    Common Stock Purchase Warrant between the registrant and Michael J.
          Rose
 10.7    Business Loan Agreement between Bank of America NT & SA dba Seafirst
          Bank and the registrant, dated April 28, 1998
 10.8    Promissory Note between Bank of America NT & SA dba Seafirst Bank and the registrant, dated December 31, 1997
 10.9    Construction/Permanent Loan Agreement by and among CULUSVI, Inc., the registrant and Banco Popular de Puerto Rico, dated November 6, 1997
 10.10*  Form of Lease Agreement between Westmall Limited and the registrant
 10.11*  Form of Lease Agreement between Fiji Public Service Association and the registrant
 10.12   Lease Agreement between Baroud Real Estate Development N.V. and the registrant, dated April 3, 1998
 10.13   Ground Lease between Market Square East, Inc. and the registrant, dated October 20, 1997
 10.14   Month-to-Month Rental Agreement (Gross) between Whipple Road
          Associates and the registrant, dated January 6, 1995
 10.15   Sublease Agreement between Tamuning Capital Investment, Inc. and the registrant dated July 15, 1994
 10.16   Lease Agreement between Ottoville Development Company and the registrant, dated March 9, 1994
 10.17   Lease Agreement between Inmostrat Corporation and the registrant, dated August 1993
 10.18   Lease Agreement between Hassan Rahman and the registrant, dated July
          30, 1993
 10.19   Industrial Real Estate Lease (Single-Tenant Facility) between Hilo
          Partners and the registrant, dated September 1, 1991
 10.20   Indenture of Lease between Kai Pacific Limited and the registrant, dated August 30, 1991
 10.21   Lease Agreement between Tonko Reyes, Inc. and the registrant, dated
          July 1991
 21.1    Subsidiaries of the registrant
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Deloitte & Touche, LLP, Independent Auditors
 23.3    Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit
          5.1 hereto)
 24.1    Power of Attorney (contained on signature page)
 27.1    Financial Data Schedule

--------
 *  To be filed by amendment